Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CAPTARIS, INC.

MERLOT ACQUISITION CORPORATION

AND

CASTELLE

DATED AS OF APRIL 25, 2007

CONTENTS

ARTICLE 1 THE MERGER		1

1.1	The Merger	1

1.2	Effective Time; Closing	2

1.3	Effect of the Merger	2

1.4	Articles of Incorporation and Bylaws	2

1.5	Directors and Officers	3

ARTICLE 2 CONVERSION OF SECURITIES		3

2.1	Effect on Capital Stock	3

2.2	Company Options	3

2.3	Cancellation of Treasury and Parent Owned Stock	4

2.4	Capital Stock of Merger Sub	4

2.5	Adjustments to Merger Consideration	4

2.6	Dissenting Shares	4

2.7	Surrender of Certificates	5

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		7

3.1	Organization; Standing and Power; Charter Documents; Subsidiaries	7

3.2	Capital Structure	8

3.3	Authority; No Conflict; Necessary Consents	9

3.4	SEC Filings; Financial Statements; Internal Controls	11

3.5	Absence of Certain Changes or Events	14

3.6	Taxes	16

3.7	Title to Properties	18

3.8	Intellectual Property	19

3.9	Restrictions on Business Activities	25

3.10	Governmental Authorizations	26

3.11	Litigation	26

3.12	Compliance with Laws	26

3.13	Environmental Matters	26

3.14	Brokers’ and Finders’ Fees	27

3.15	Transactions with Affiliates	28

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3.16	Employee Benefit Plans and Compensation	28

3.17	Contracts	33

3.18	Insurance	35

3.19	Accounts Receivable	35

3.20	Product Warranties	35

3.21	Inventory	36

3.22	Customers	36

3.23	Suppliers	36

3.24	Export Control Laws	36

3.25	Foreign Corrupt Practices Act	37

3.26	Information Supplied	37

3.27	Fairness Opinion	38

3.28	Government Contracts	38

3.29	Takeover Statutes	39

3.30	Corporate Books and Records	39

3.31	Full Disclosure	39

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		39

4.1	Organization	39

4.2	Authority; No Conflict; Necessary Consents	39

4.3	Information Supplied	40

4.4	Financing.	41

ARTICLE 5 CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME		41

5.1	Conduct of Business by the Company	41

5.2	Procedures for Requesting Parent Consent	44

ARTICLE 6 ADDITIONAL AGREEMENTS		44

6.1	Proxy Statement	44

6.2	Meeting of Company Shareholders; Board Recommendation	45

6.3	Acquisition Proposals	46

6.4	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	49

6.5	Public Disclosure	49

6.6	Reasonable Efforts	50

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6.7	Notification of Certain Matters	51

6.8	Third-Party Consents	51

6.9	Termination of 401(k) Plans	51

6.10	Indemnification	52

6.11	FIRPTA Compliance	52

6.12	Insurance Approval	52

6.13	Closing Statements	53

ARTICLE 7 CONDITIONS TO THE MERGER		54

7.1	Conditions to the Obligations of Each Party to Effect the Merger	54

7.2	Additional Conditions to the Obligations of Parent	54

7.3	Additional Conditions to the Obligations of the Company	56

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		57

8.1	Termination	57

8.2	Notice of Termination; Effect of Termination	58

8.3	Fees and Expenses	59

8.4	Amendment	60

8.5	Extension; Waiver	60

ARTICLE 9 DEFINITIONS		60

9.1	Certain Definitions	60

ARTICLE 10 GENERAL PROVISIONS		66

10.1	Non-Survival of Representations and Warranties	66

10.2	Notices	67

10.3	Interpretation	67

10.4	Counterparts	68

10.5	Entire Agreement; Third-Party Beneficiaries	68

10.6	Severability	68

10.7	Other Remedies	68

10.8	Governing Law	68

10.9	Rules of Construction	69

10.10	Assignment	69

10.11	Compliance with California Corporate Law	69

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Exhibit A	Form of Voting Agreement

Exhibit B	Initial Statement

Exhibit C	Third Party Consents

Exhibit D	Form of Opinion of Fenwick & West LLP

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 25, 2007, by and among Captaris, Inc., a Washington corporation (“Parent”), Merlot Acquisition Corporation, a California corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and Castelle, a California corporation (the “Company”).

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and shareholders that Parent and the Company consummate the business combination and other transactions provided for herein.

B. The respective Boards of Directors of Merger Sub and the Company have approved, in accordance with California law (“California Law”), this Agreement and the transactions contemplated hereby, including the Merger.

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, all executive officers and directors of the Company are entering into a Voting Agreement and irrevocable proxy in substantially the form attached hereto as Exhibit A (the “Voting Agreements”).

D. Subject to Section 6.3(d), the Board of Directors of the Company has resolved to recommend to its shareholders approval and adoption of this Agreement and approval of the Merger.

E. Parent, as the sole shareholder of Merger Sub, has approved and adopted this Agreement and approved the Merger.

F. Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger

At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of California Law, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Effective Time; Closing

Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing the articles of merger with the Secretary of State of the State of California in accordance with the relevant provisions of California Law (the “Articles of Merger”) (the time of such filing with the Secretary of State of the State of California (or such later time as may be agreed in writing by the Company and Parent and specified in the Articles of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date. The closing of the Merger (the “Closing”) shall take place at the offices of Perkins Coie LLP, 1201 Third Avenue, Suite 4800, Seattle, WA, at a time and date to be specified by the parties, which shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those in Section 7.1(b), Section 7.2 and Section 7.3 that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

1.3 Effect of the Merger

At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Articles of Incorporation and Bylaws

Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the articles of incorporation of the Company shall be amended and restated in its entirety to be identical to the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with California Law and as provided in such articles of incorporation; provided, however, that at the Effective Time, Article I of the articles of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Castelle” and the articles of incorporation shall be amended so as to comply with Section 6.10(a). Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with California Law and as provided in such bylaws; provided, however, that at the Effective Time, the bylaws shall be amended so as to comply with Section 6.10(a).

1.5 Directors and Officers

Unless otherwise determined by Parent prior to the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. Unless otherwise determined by Parent prior to the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed. In addition, unless otherwise determined by Parent prior to the Effective Time, Parent, the Company and the Surviving Corporation shall cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the directors and officers, respectively, of each of the Company’s Subsidiaries immediately after the Effective Time, each to hold office as a director or officer of each such Subsidiary in accordance with the provisions of the laws of the respective jurisdiction of organization and the respective bylaws or equivalent organizational documents of each such Subsidiary.

ARTICLE 2

CONVERSION OF SECURITIES

2.1 Effect on Capital Stock

Subject to the terms and conditions of this Agreement (including Sections 2.5, and 2.6), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company, each share of the Common Stock, no par value, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 2.3, will be canceled and extinguished and automatically converted, upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.7(d)), into the right to receive from Parent an amount in cash (without interest) equal to $3.95 less the Working Capital/Cash Adjustment plus the Cash Surplus (the “Merger Consideration”).

2.2 Company Options

(a) Any Company Option held by any Person that is unexpired, unexercised and outstanding immediately prior to the Effective Time, shall, on the terms and subject to the conditions set forth in this Agreement, terminate in its entirety at the Effective Time, and the holder of each such terminated Company Option shall be entitled to receive therefor an amount of cash (rounded down to the nearest whole cent) equal to (i) the product of (A) the number of shares of Company Common Stock as to which such Company Option was vested and exercisable immediately prior to the Effective Time, multiplied by (B) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option immediately prior to the Effective Time, less (ii) any applicable withholdings in accordance with Section 2.7(c).

(b) If and to the extent necessary or required by the terms of any Company Stock Option Plan or Company Option, the Company shall, prior to the Effective Time, (i) obtain any consents from holders of Company Options and (ii) amend the terms of its equity incentive plans or arrangements, to give effect to the provisions of Section 2.2(a).

(c) The Company shall provide Parent a reasonable opportunity to review, and comment on, any materials to be submitted to the holders of Company Options in connection with the transactions contemplated by this Agreement. The Company shall promptly notify Parent if any holder of a Company Option under the 1988 Equity Incentive Plan terminates his or her employment or service relationship with the Company (whether voluntarily or involuntarily).

2.3 Cancellation of Treasury and Parent Owned Stock

Each share of Company Common Stock held by the Company or Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

2.4 Capital Stock of Merger Sub

Each share of common stock, no par value per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

2.5 Adjustments to Merger Consideration

The Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.

2.6 Dissenting Shares

(a) Notwithstanding any other provisions of this Agreement to the contrary other than Section 2.6(b), any shares of Company Common Stock held by a holder who has demanded and perfected dissenters’ rights for such shares in accordance with the provisions of California Law and who, as of the Effective Time, has not effectively withdrawn or lost such dissenters’ rights (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Common Stock set forth in Section 2.1, but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under California Law. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the Surviving Corporation nor of a shareholder of Parent.

(b) Notwithstanding the provisions of Section 2.6(a), if any holder of shares of Company Common Stock who demands dissenters’ rights of such shares under California Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to dissent, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive the consideration for Company Common Stock, as applicable, set forth in Section 2.1, without interest thereon, upon surrender of the certificate representing such shares.

(c) The Company shall give Parent (i) prompt notice of any written demands for dissenters’ rights of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to California Law and received by the Company which relate to any such demand for dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for dissenters’ rights under California Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any holder of Company Common Stock with respect to such demands shall be submitted to Parent in advance and shall not be presented to any holder of Company Common Stock prior to the Company receiving Parent’s consent.

2.7 Surrender of Certificates

(a) Paying Agent. Following the date of this Agreement and in any event not less than three Business Days prior to the mailing of the Proxy Statement to the shareholders of the Company, Parent or Merger Sub shall designate a bank or trust company reasonably acceptable to the Company to act as Paying Agent in connection with the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent will provide to, or cause the Surviving Corporation to provide to, and shall deposit in trust with, the Paying Agent, the aggregate consideration to which shareholders of the Company become entitled under this Article II. Until used for that purpose, the funds shall be invested by the Paying Agent in direct obligations of the U.S. Treasury; provided that no such investment or loss thereon shall affect the amounts payable to Company shareholders pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the funds, and any amounts in excess of the amounts payable to Company shareholders pursuant to this Article II shall promptly be paid to Parent.

(b) Surrender Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was a record holder of Company Common Stock immediately prior to the Effective Time, whose shares were converted pursuant to this Article II into the right to receive Merger Consideration, (i) a form of letter of transmittal for use in effecting the surrender of stock certificates which immediately prior to the Effective Time represented Company Common Stock (each, a “Certificate”) in order to receive payment of the Merger Consideration (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon actual delivery of the Certificates to the Paying Agent, and shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. When the Paying Agent receives a Certificate, together with a properly completed and executed letter of transmittal and any other required documents, the Paying Agent shall pay to the holder of the shares represented by the Certificate, or as otherwise directed in the letter of transmittal, the Merger Consideration with regard to each share represented by such Certificate, less any required Tax withholdings in accordance with Section 2.7(c) below, and the Certificate shall be cancelled. No interest shall be paid or accrued on the Merger Consideration payable upon the surrender of Certificates. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Paying Agent that such Taxes have been paid or are not payable. After the Effective Time, a Certificate shall represent, for all corporate purposes, only the right to receive the Merger Consideration in respect of the shares represented by such Certificate, without any interest thereon.

(c) Required Withholding. Each of Parent, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts that are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of a customary affidavit of that fact by the holder thereof, such cash constituting the Merger Consideration; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(e) Delivery of Funds to Parent. At any time which is more than 180 days after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds which had been deposited with the Paying Agent and have not been disbursed in accordance with this Article II (including, without limitation, interest and other income received by the Paying Agent in respect of the funds made available to it), and after the funds have been delivered to Parent, Persons entitled to payment in accordance with this Article II shall be entitled to look solely to Parent (subject to abandoned property, escheat or other similar laws) for payment of the Merger Consideration upon surrender of the Certificates held by them, without any interest thereon. Any Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Neither the Surviving Corporation, Parent nor the Paying Agent will be liable to any Person entitled to payment under this Article II for any consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar law.

(f) No Further Ownership Rights in Company Common Stock. All Merger Consideration paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(g) Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter (referencing the appropriate section, subsection, paragraph and subparagraph numbers) supplied by Company to Parent dated as of the date hereof and certified by a duly authorized executive officer of Company (the “Company Disclosure Letter”), as follows:

3.1 Organization; Standing and Power; Charter Documents; Subsidiaries

(a) Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted and as currently contemplated to be conducted in the 12 months following the date of this Agreement, except where the failure to be so organized, validly existing and in good standing would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

(b) Charter Documents. Except as filed as an exhibit to the Company's Annual report on Form 10-K for the year ended December 31, 2006 and available at www.sec.gov, the Company has delivered to Parent (i) a true and correct copy of the articles of incorporation and bylaws of the Company, each as amended and/or restated to date (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents (collectively, “Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and each Subsidiary is not in violation of its respective Subsidiary Charter Documents.

(c) Subsidiaries. Section 3.1(c) of the Company Disclosure Letter sets forth each Subsidiary of the Company. The Company is the owner of all of the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary and all such shares have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person, except for passive investments of less than 1% in the equity interests of public companies as part of the Company’s cash management program.

3.2 Capital Structure

(a) Capital Stock. The authorized capital stock of Company consists of: (i) 25,000,000 shares of Company Common Stock and (ii) 2,000,000 shares of Preferred Stock, no par value, of the Company (“Company Preferred Stock”). At the close of business on April 24, 2007: (i) 4,092,470 shares of Company Common Stock were issued and outstanding (excluding shares of Company Common Stock held by the Company in its treasury), (ii) 1,200 shares of Company Common Stock were issued and held by the Company in its treasury, and (iii) no shares of Company Preferred Stock were issued or outstanding. No shares of Company Common Stock are owned or held by any Subsidiary of the Company. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Company Charter Documents, or any agreement to which the Company is a party or by which it is bound. The Company has not issued any shares of Company Common Stock or Company Preferred Stock since April 18, 2007.

(b) Company Options. As of the close of business on April 24, 2007: (i) 1,193,747 shares of Company Common Stock are issuable upon the exercise of outstanding options to purchase Company Common Stock under the Company’s 1995 Non-Employee Directors' Stock Option Plan, as amended, 1988 Equity Incentive Plan, as amended, and 2002 Equity Incentive Plan (together, the “Company Stock Option Plans”) (equity or other equity-based awards, whether payable in cash, shares or otherwise granted under or pursuant to the Company Stock Option Plans are referred to in this Agreement as “Company Options”); (ii) 203,953 shares of Company Common Stock are available for future grant under the Company Stock Option Plans; (iii) no shares of Company Common Stock are issuable pursuant to outstanding options to purchase Company Common Stock which are issued other than pursuant to the Company Stock Option Plans; and (iv) there are no warrants for the issuance of Company Common Stock. Section 3.2(b) of the Company Disclosure Letter sets forth a list of each outstanding Company Option: (a) the particular Company Stock Option Plan (if any) pursuant to which any such Company Option was granted (b) the name of the holder of such Company Option, (c) the number of shares of Company Common Stock subject to such Company Option, (d) the exercise price of such Company Option, (e) the date on which such Company Option was granted or issued, (f) the applicable vesting schedule, if any, and the extent to which such Company Option is vested and exercisable as of April 30, 2007, and (g) the date on which such Company Option expires. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. All options to purchase Company Common Stock outstanding as of the date hereof or issued by the Company in the last five years have been issued at exercise prices at least equal to the fair market value per share of Company Common Stock on the date of grant. There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company. The Company has not issued any Company Options since April 2, 2007.

(c) Voting Debt. No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company, are issued or outstanding as of the date hereof (collectively, “Voting Debt”).

(d) Other Securities. Except (1) as described in this Section 3.2 and (2) as otherwise set forth in Section 3.2(b) or Section 3.2(d) of the Company Disclosure Letter, as of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking. There are no outstanding Contracts of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, or (ii) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the Knowledge of the Company, other than the Voting Agreements and the irrevocable proxies granted pursuant to the Voting Agreements, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries.

3.3 Authority; No Conflict; Necessary Consents

(a) Authority. The Company has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of consummation of the Merger, to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company’s shareholders as contemplated in Section 6.2. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no further action is required on the part of the Company to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the approval and adoption of this Agreement and the approval of the Merger by the Company’s shareholders and the filing of the Articles of Merger pursuant to California Law. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of Company capital stock necessary to approve or adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. The Board of Directors of the Company has, by resolution adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way duly (i) determined that the Merger is fair to, and in the best interest of, the Company and its shareholders and declared the Merger to be advisable, (ii) approved this Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the shareholders of the Company approve and adopt this Agreement and approve the Merger and directed that such matter be submitted to the Company’s shareholders at the Company Shareholders’ Meeting. This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b) No Conflict. The execution and delivery by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) conflict with or violate any provision of the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company’s shareholders as contemplated in Section 6.2 and compliance with the requirements set forth in Section 3.3(c), conflict with or violate any material Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible) is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract, Contract required to be disclosed in Section 3.8 of the Company Disclosure Letter, Company Government Contract or Company Government Subcontract. Section 3.3(b) of the Company Disclosure Letter also lists any additional consents, waivers and approvals under any of the Company’s or any of its Subsidiary’s Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would reasonably be expected to result in a material loss of benefits to the Company, Parent or the Surviving Corporation or any of their Subsidiaries as a result of the Merger.

(c) Necessary Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) or any other Person is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby and thereby, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of California and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Proxy Statement with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole or materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, waiver, approval, order, authorization, registration, declaration or filing. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (iii) are referred to herein as the “Necessary Consents.”

3.4 SEC Filings; Financial Statements; Internal Controls

(a) SEC Filings. The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since January 1, 2002. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act. The Company has timely responded to all comment letters of the staff of the SEC relating to the Company SEC Reports, and the SEC has not advised the Company that any final responses are inadequate, insufficient or otherwise non-responsive. The Company has made available to Parent true, correct and complete copies of all correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other, since January 1, 2002, including all SEC comment letters and responses to such comment letters by or on behalf of the Company. To the Company’s Knowledge, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comment. The Company and each of its officers and directors are in compliance with, and have complied, in each case in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated under or pursuant to such act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market (“Nasdaq”).

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (iii) fairly and accurately presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated (subject to normal year-end adjustments in the case of any unaudited interim financial statements). The Company has not been notified by its independent auditors or by the staff of the SEC that such auditors or staff of the SEC, as the case may be, are of the view that any of the Company Financials should be restated in a manner that would be materially adverse to the Company. The balance sheet of the Company contained in the Company SEC Reports as of September 30, 2006 is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Company Financials, since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a consolidated balance sheet or in the related notes to the consolidated financial statement prepared in accordance with GAAP, except for liabilities (i) accrued or reserved against in the Company Balance Sheet or (ii) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice. The Company has not had any "disagreements" (as such term is defined in Item 304 of Regulation S-K under the Exchange Act) with any of its auditors regarding accounting matters or policies during any of its past five full years or during the current fiscal year-to-date. The books and records of the Company and each Subsidiary have been, and are being maintained in all material respects in accordance with applicable legal and accounting requirements and the financial statements are consistent with such books and records.

(c) Internal Controls. The Company and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal controls which are effective in providing assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP (including the Company Financials), including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that material information relating to the Company and its Subsidiaries is promptly made known to the officers responsible for establishing and maintaining the system of internal controls; (iii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of the Company; (iv) provide reasonable assurance that access to assets is permitted only in accordance with management’s general or specific authorization; (v) provide reasonable assurance that the reporting of assets is compared with existing assets at regular intervals and appropriate action is taken with respect to any differences; (vi) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries; and (vii) provide reasonable assurance that any significant deficiencies or material weaknesses in the design or operation of internal controls which are reasonably likely to materially and adversely affect the ability to record, process, summarize and report financial information, and any fraud, whether or not material, that involves the Company’s management or other Employees who have a role in the preparation of financial statements or the internal controls utilized by the Company and its Subsidiaries, are adequately and promptly disclosed to the Company’s independent auditors and the audit committee of the Company’s Board of Directors. Neither the Company nor any of its Subsidiaries (including any Employee thereof) nor, to the Company's Knowledge, the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal controls utilized by the Company and its Subsidiaries; (ii) any fraud, whether or not material, that involves the Company’s management or other Employees who have a role in the preparation of financial statements or the internal controls utilized by the Company and its Subsidiaries; or (iii) any claim or allegation regarding any of the foregoing.

(d) Off-Balance Sheet Transactions. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(e) Accounting and Auditing Practices. Since January 1, 2002, neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2002, no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company's Board of Directors or any committee thereof or to any director or executive officer of the Company. Moss Adams LLP does not currently perform, nor has it performed within the last five years, services for the Company or any of its Subsidiaries.

(f) Section 806 of the Sarbanes-Oxley Act. To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.5 Absence of Certain Changes or Events

Since the date of the Company Balance Sheet, there has not been, accrued or arisen:

(a) any Material Adverse Effect on the Company;

(b) any acquisition by the Company or any Subsidiary of, or agreement by the Company or any Subsidiary to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof, or other acquisition or agreement to acquire any assets or any equity securities that are material, individually or in the aggregate, to the business of the Company;

(c) any declaration, setting aside or payment of any dividend on (other than as described in Section 5.3), or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements;

(d) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock;

(e) any granting by the Company or any of its Subsidiaries, whether orally or in writing, of any increase in compensation (other than annual and merit-based salary increases made in the ordinary course of business consistent with past practice and not exceeding 7.5% in the aggregate for any individual) or fringe benefits or any payment by the Company or any of its Subsidiaries of any bonus (other than quarterly employee and management bonuses pursuant to the Quarterly Bonus Award Plan set forth on Section of 3.16(b) the Company Disclosure Letter) or any change by the Company or any of its Subsidiaries of severance, termination or bonus policies and practices or any entry by the Company or any of its Subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby (either alone or upon the occurrence of additional or subsequent events);

(f) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

(g) any debt, capital lease or other debt or equity financing transaction by the Company or any of its Subsidiaries or entry into any agreement by the Company or any of its Subsidiaries in connection with any such transaction, except for capital lease and receivables financings entered into in the ordinary course of business consistent with past practice which are not individually or in the aggregate material to the Company and its Subsidiaries taken as a whole;

(h) any grants of any material refunds, credits, rebates or other allowances by the Company to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business consistent with past practice;

(i) any material change in the level of product returns or factors influencing accounts receivable or warranty reserves (including any material change in warranties provided by the Company) experienced by the Company or any of its Subsidiaries;

(j) any material restructuring activities by the Company or any of its Subsidiaries, including any material reductions in force, lease terminations, or similar actions;

(k) any sale, lease, license, encumbrance or other disposition of any properties or assets except the sale, lease, license or disposition of property or assets which are not material, individually or in the aggregate, to the business of the Company or the licenses of current Company Products, in each case, in the ordinary course of business and in a manner consistent with past practice;

(l) any loan or extension of credit by the Company or any of its Subsidiaries to any Person other than in the ordinary course of business and in a manner consistent with past practice;

(m) any adoption of or change in any election in respect of Taxes, any adoption, change in or application to change any accounting method in respect of Taxes, any agreement or settlement of any audit, claim or assessment in respect of Taxes, any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, any entry into any closing agreement, any filing of any amended Return, or any failure to file any Return when due (or, alternatively, failure to file for available extensions), failure to cause any Return when filed to be complete and accurate or failure to pay any Taxes when due; or

(n) any material revaluation, or any indication that such a revaluation was merited under GAAP, by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory, spares, long term or short-term investments, fixed assets, goodwill, intangible assets, deferred tax assets, or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice.

3.6 Taxes

(a) Definitions of Taxes and Returns. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Tax” or, collectively, “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including, without limitation, any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of foreign, state or local law); and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

“Returns” shall mean all returns, declarations, reports and statements required to be filed with respect to any Tax (including any attachments thereto and any amendment thereof), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, consolidated, combined or unitary returns for any group of entities that includes the Company or any of its Subsidiaries.

(b) Tax Returns and Audits.

(i) The Company and each of its Subsidiaries (a) has timely filed or caused to be timely filed all Returns required to be filed by or with respect to it, and all such Returns are true and correct in all material respects and have been completed in accordance with all applicable Legal Requirements, and (b) has fully and timely paid, caused to be paid or accrued in the Company Financials all Taxes due and payable or claimed or asserted by any Governmental Entity to be due, from or with respect to it (whether or not such Taxes have been reflected on any Return). There are no Liens for Taxes upon any of the assets or properties of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable. To the Knowledge of the Company, no power of attorney with respect to any Taxes has been executed or filed with any Governmental Entity by or on behalf of the Company or any of its Subsidiaries that is currently in effect.

(ii) All Taxes that the Company and each of its Subsidiaries has been required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid over to the appropriate Governmental Entity in compliance with all applicable Legal Requirements, and the Company and each of its Subsidiaries has complied with all information reporting and backup withholding requirements under all applicable Legal Requirements.

(iii) To the Knowledge of the Company, there are no outstanding audits, claims or deficiencies pending or being conducted with respect to Taxes of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received from any Governmental Entity any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters or (iii) notice of deficiency or proposed adjustment for any amount of Tax, proposed, asserted or assessed by any Governmental Entity against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax and no request for any such extension or waiver is currently pending.

(iv) Neither the Company nor any of its Subsidiaries has any liabilities for unpaid Taxes which have not been accrued or reserved on the Company Financials, whether asserted or unasserted, contingent or otherwise, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business.

(v) Neither the Company nor any of its Subsidiaries has (a) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any of its Subsidiaries owe any amount under such an agreement, (c) any liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law including any arrangement for group or consortium Tax relief or similar arrangement), as a transferee or successor, by contract or agreement, or otherwise, or (d) ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(vi) Neither the Company nor any of its Subsidiaries has entered into a transaction that is being accounted for under the installment method of Section 453 of the Code or similar provision of state, local or foreign law. Neither the Company nor any of its Subsidiaries has engaged in any "intercompany transaction" in respect of which gain was and continues to be deferred pursuant to Section 1.1502-13 of the Treasury Regulations issued under the Code or any predecessor or successor thereof or analogous or similar provision of law, and the Company does not have an "excess loss account" as described in Treasury Regulation Section 1.1502-19 (or any predecessor or successor thereof of analogous or similar provision of law) with respect to the stock of any of its Subsidiaries. There is no taxable income of either the Company or any of its Subsidiaries that will be reportable in the Tax period beginning after the Closing Date that is attributable to a transaction or event that occurred prior to the Closing.

(vii) Neither the Company nor any of its Subsidiaries currently does any business in or derives any income from any jurisdiction other than jurisdictions for which Returns have been duly filed, and no claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(viii) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(ix) Neither the Company nor any of its Subsidiaries has engaged in or has any commitment to engage in a "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

(x) Neither the Company nor any of its Subsidiaries has made any payment or payments or is obligated to make any payment or payments, nor is the Company or any of its Subsidiaries a party to (or participating employer in) any agreement or Employee Benefit Plan that (A) could obligate it or its successors (including Parent) or affiliates to make any payment or payments that (1) constitute or could constitute a "parachute payment," as defined in Section 280G of the Code (or any comparable provisions of foreign, state or local law) or (2) will or could otherwise not be deductible under Section 162 or 404 of the Code (or any comparable provisions of foreign, state or local law). There is no agreement, plan, arrangement or other contract by which the Company or any of its Subsidiaries (or any of their successors or affiliates) is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

(xi) Neither the Company nor any of its Subsidiaries is subject to any private letter ruling or prefiling agreement of the IRS or any comparable ruling of any other Governmental Entity, nor has the Company or any of its Subsidiaries requested any such ruling.

(xii) There has been no ownership change, as defined in Section 382(g) of the Code (or comparable provision of foreign, state or local law), with respect to the Company during or after any Tax period in which the Company incurred a net operating loss which is reflected in the most recent Company Financials. None of the net operating losses or other Tax attributes of the Company or any of its Subsidiaries which are reflected in the most recent Company Financials is or has been subject to the "separate return limitation years" provisions described in Treasury Regulations under Section 1502 of the Code (or any comparable provision of foreign, state or local law).

(xiii) The Company and each of its Subsidiaries has retained tax exemption certificates or other proof of tax exemption with respect to all sales for which the Company or any of its Subsidiaries did not report, collect, remit, or pay sales, use, or similar state or local transfer taxes.

3.7 Title to Properties

(a) Properties. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Section 3.7(a) of the Company Disclosure Letter sets forth a list of all real property currently leased, licensed or subleased by the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (the “Leased Real Property”), the name of the lessor, licensor, sublessor, master lessor and/or lessee and the date of the lease, license, sublease or other occupancy right and each amendment thereto. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). The Company or its Subsidiaries currently occupies all of the Leased Real Property for the operation of its business. No parties other than the Company or any of its Subsidiaries have a right to occupy any material Leased Real Property. The Leased Real Property and the physical assets of the Company and the Subsidiaries are, in all material respects, in good condition and repair and regularly maintained in accordance with standard industry practice and the Leased Real Property is in compliance with Legal Requirements. Neither the Company nor any of its Subsidiaries will be required to incur any cost or expense for any restoration or surrender obligations, or any other costs otherwise qualifying as asset retirement obligations under Financial Accounting Standards Board Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations,” upon the expiration or earlier termination of any leases or other occupancy agreements. The Company and each of its Subsidiaries has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no material continuing liability with respect to such terminated real property leases.

(b) Documents. The Company has provided Parent true, correct and complete copies of all leases, lease guaranties, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Documents”).

(c) Valid Title. The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except (i) as reflected in the Company Balance Sheet, (ii) Liens for Taxes not yet due and payable, and (iii) such imperfections of title and encumbrances, if any, which do not in any material respect detract from the value or interfere with the present use of the property subject thereto or affected thereby. The rights, properties and assets presently owned, leased or licensed by the Company and its Subsidiaries include all rights, properties and assets necessary to permit the Company and its Subsidiaries to conduct their business in the same manner as their businesses have been conducted prior to the date hereof.

3.8 Intellectual Property

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Company Intellectual Property” shall mean any and all Intellectual Property Rights and Intellectual Property that are owned or controlled by, or claimed by the Company or any of its Subsidiaries to be owned or controlled by, or exclusively licensed to, the Company or its Subsidiaries.

“Company Products” shall mean all products and services developed (including products and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of the Company and any of its Subsidiaries at any time.

“Company Registered Intellectual Property” shall mean the applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise recorded with or by any Governmental Entity by or in the name of the Company or any of its Subsidiaries.

“Intellectual Property” shall mean any or all of the following (i) works of authorship including computer programs, source code, and executable code, whether embodied in software, firmware, products or otherwise, architecture, documentation, designs, files, records, programmer notes, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary information, confidential information, trade secrets and know how, (iv) databases, data compilations and collections (including, without limitation, customer and supplier lists) and technical data, (v) logos, trade names, trade dress, trademarks, service marks and packaging, (vi) domain names, web addresses and web sites and related content and graphics, (vii) tools, methods, techniques, concepts and processes, and (viii) devices, prototypes, schematics, maskworks, test methodologies, and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” shall mean worldwide common law and statutory rights associated with (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights, (iii) trade and industrial secrets and confidential information, (iv) other proprietary rights relating to intangible intellectual property, (v) trademarks, trade names and service marks, (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (vii) analogous rights to those set forth above, including the right to enforce and recover remedies for any of the foregoing.

“Open Source Software” shall mean any software distributed under any license that requires that the software covered by the license or any software incorporated into, based upon, combined with, linked to, derived from or distributed with such software (i) be disclosed, distributed or made available in Source Code form or (ii) licensed under the terms of the open source license, in whole or part. Open Source Software includes, without limitation, software licensed under the BSD License, GNU General Public License, GNU Lesser General Public License and any licenses approved by the Open Source Initiative.

“Shrink-Wrapped Code” means generally commercially available software code or programs used for internal business purposes and not redistribution. Shrink-Wrapped Code does not include development tools, development environments, SDKs or similar programs).

“Source Code” shall mean computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Third Party-IP” means any Intellectual Property or Intellectual Property Rights owned or controlled by a third party and used, reproduced, distributed, sublicensed or otherwise exploited or exercised in the conduct of the Company's business at any time , including, without limitation, the development, manufacture, sale and other disposition of the Company Products.

(b) Ownership; No Default/No Conflict. The Company owns or has the valid right or license to use all Company Intellectual Property and Third Party-IP as previously used, currently used and currently proposed to be used in the 12 months following the date of this Agreement by the Company or its Subsidiaries. The Company Intellectual Property and Third Party-IP is sufficient for the conduct of the Company's business as currently conducted and as currently proposed to be conducted in the 12 months following the date of this Agreement. All Contracts relating to (i) Company Intellectual Property, (ii) Third Party-IP, or (iii) any other Intellectual Property or Intellectual Property Rights used or exercised in the conduct of the business of the Company and its Subsidiaries, including, without limitation, the Contracts listed in Sections 3.8(l), (m) and (n) of the Disclosure Letter, are valid, in full force and effect, and enforceable in accordance with their terms. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, such Contracts. Each of the Company and its Subsidiaries is in compliance with, and has not breached any term of any such Contracts or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of any such Contract and, to the Knowledge of the Company, all other parties to such Contracts are in compliance with, and have not breached any term of, such Contracts. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under such Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay and which have been disclosed to Parent in Section 3.8(l) of the Disclosure Letter. Neither the Company nor any Subsidiary has received notice that any party to any such Contract intends to cancel, terminate or refuse to renew (if renewable) such Contract or to exercise or decline to exercise any option or right thereunder.

(c) No Infringement. The operation of the business by or on behalf of the Company and its Subsidiaries as previously conducted, as it is currently conducted, and as it is contemplated to be conducted by the Company and its Subsidiaries in the 12 months following the date of this Agreement, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale, and other disposition of any Company Product and the use of the Company Intellectual Property has not and does not infringe or misappropriate, and will not infringe or misappropriate when conducted by the Surviving Corporation following the Closing in the same manner as currently conducted by the Company and as it is contemplated to be conducted by the Company and its Subsidiaries in the 12 months following the date of this Agreement, any valid Intellectual Property Rights of any Person, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction; provided, however, that any representation or warranty given in this sentence with regard to the infringement of patents or trademarks of a third party is given to the Knowledge of the Company. Neither the Company nor any of the Subsidiaries has received any written opinions of counsel relating to infringement, invalidity or unenforceability of any Company Intellectual Property or the infringement or misappropriation of any Intellectual Property owned or controlled by a third party.

(d) Notice. Neither the Company nor any of its Subsidiaries has received notice (whether written or oral) from any Person claiming that any Company Product or the operation of the business of the Company or its Subsidiaries at any time infringes or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any basis therefor). There is no pending or, to the Company's Knowledge, threatened claim or litigation contesting the validity, ownership or right of the Company or its Subsidiaries to use or exercise any Company Intellectual Property or Third Party-IP, nor to the Company's Knowledge, is there any basis for any such claim. Neither the Company nor any Subsidiary is in receipt of any offer or invitation to license or otherwise acquire rights to patents owned or controlled by a third party.

(e) Transaction. Neither this Agreement nor the Merger, will result in the Surviving Corporation or, to the Company's Knowledge, the Parent or any of its subsidiaries (i) granting to any third party any right to or with respect to any Intellectual Property or Intellectual Property Rights owned by, or licensed to, any of them, (ii) being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby, other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay pursuant to the Contracts disclosed to Parent in Sections 3.8(l), (m) or (n) of the Disclosure Letter.

(f) Intellectual Property. Each of the Company and its Subsidiaries has taken commercially reasonable steps to obtain, maintain and protect the Company Intellectual Property. Without limiting the foregoing, neither the Company nor any Subsidiary has (i) disclosed material confidential information to any Person who has not signed a written nondisclosure agreement containing customary terms and (ii) at all times maintained and diligently enforced commercially reasonable procedures to protect all confidential and proprietary information relating to the Company Intellectual Property.

(g) Section 3.8(g) of the Company Disclosure Letter lists (i) all current employees who have been involved or who contributed to the creation or development of any Company Intellectual Property and (ii) all current consultants and contractors who have been involved in or who contributed to the creation or development of any Company Intellectual Property. Each current or former employee, consultant and contractor who has been involved in or who contributed to the creation or development of any Company Intellectual Property has executed and delivered to the Company a valid and enforceable assignment of all right, title and interest that such consultant, contractor or employee may have or may hereafter acquire in or to such Company Intellectual Property and a valid and enforceable waiver of any and all moral rights that such consultant, contractor or employee may have therein unless such rights would vest in the Company by operation of law. Complete and correct copies of each of these agreements have been delivered to Parent. No current or former employee, officer, director, consultant or contractor has any right, license, claim, moral right or interest whatsoever in or with respect to any Company Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or contractor of the Company (x) is in violation of any provision or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, noncompetition agreement or any other contract or agreement with any Person by virtue of such employee's, consultant's or contractor's being employed by, or performing services for, the Company, (y) has used any trade secrets or other confidential or proprietary information of any third party in connection with performing any services for the Company or the development or creation of any Company Intellectual Property, or (z) has developed or created any Company Intellectual Property that is subject to any agreement under which such employee, consultant or contractor has assigned or otherwise granted any third party any rights in or to such Company Intellectual Property. To the Knowledge of the Company, the employment of any current or former employee of the Company, and the use by the Company of any services of any current or former consultant or contractor, has not subjected the Company or any Subsidiary to any liability to any Person for improperly soliciting such employee, consultant or contractor.

(h) Section 3.8(h) of the Company Disclosure Letter lists all Company Registered Intellectual Property. The Company and its Subsidiaries are current in (i) the payment of all necessary registration, maintenance and renewal fees owing in connection with Company Registered Intellectual Property and (ii) the filing of documents that are required to be filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of obtaining and maintaining such Company Registered Intellectual Property. To the Knowledge of the Company, all of the Company Registered Intellectual Property is valid and subsisting. The Company has not taken or failed to take any action, including with respect to disclosure of information in the application for or prosecution of any Company Registered Intellectual Property that would render such Company Registered Intellectual Property invalid or unenforceable; provided, that the foregoing warranty is made to the Knowledge of the Company with respect to trademark applications and patent applications included in the Company Registered Intellectual Property.

(i) No Order. No Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment, settlement agreement, forbearance to sue, consent, stipulation or similar obligation that restricts in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries or may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(j) Open Source. Section 3.8(j) of the Company Disclosure Letter lists all Open Source Software that (i) was or is used in connection with the development of any Company Intellectual Property or Company Product as currently being sold or marketed or under development or, to the Knowledge of the Company, any Third Party-IP, or (ii) was or is incorporated in whole or in part into or otherwise links to, operates with or forms any part of any Company Intellectual Property or Company Product as currently being sold or marketed or under development or, to the Knowledge of the Company, any Third Party-IP. No Open Source Software listed in Section 3.8(j) of the Company Disclosure Letter requires that (w) any Source Code to any Company Intellectual Property or Company Product (or any component thereof) be disclosed, distributed or licensed to third parties under the terms of any Open Source Software license or otherwise, (x) any Company Intellectual Property or Company Products (or any component thereof) be licensed for the purpose of making derivative works, (y) any Company

Intellectual Property or Company Product (or any component thereof) be redistributable at no charge, or (z) any rights or immunities be granted under any Company Intellectual Property or Third Party-IP. Neither the Company nor any Subsidiary has used or exploited any Third Party-IP in any manner that would result in the breach of any warranty or representation made by the Company or any Subsidiary to any third Person regarding the use of Open Source Software. No Open Source Software licensed under the GNU General Public License has been statically linked to, or compiled in the same executable program as, any software or code owned by the Company or first licensed by the Company or any of its Subsidiaries under a license other than the GNU General Public License.

(k) Source Code. Neither the Company, any of its Subsidiaries, nor any other Person acting on any of their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Source Code owned, used, licensed or distributed by Company or a Subsidiary of the Company (“Company Source Code”). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company, any of its Subsidiaries or any Person acting on their behalf to any Person of any Company Source Code. Section 3.8(k) of the Company Disclosure Letter identifies each Contract pursuant to which the Company has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any Company Source Code and describes whether the execution of this Agreement or any of the other transactions contemplated by this Agreement, could result in the release from escrow of any Company Source Code.

(l) Licenses-In. Other than (i) licenses to Shrink-Wrapped Code, (ii) licenses to Open Source as set forth in Section 3.8(j) of the Company Disclosure Letter, and (iii) non-disclosure agreements entered into in the ordinary course of business, Section 3.8(l) of the Company Disclosure Letter lists all Contracts that to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has been granted or provided any rights to Intellectual Property or Intellectual Property Rights by a third party . Section 3.8(j) of the Company Disclosure Letter also lists all Third Party-IP used in the development of, or included in, linked to or distributed with any Company Product and the corresponding Contract under which such Third Party-IP is used or licensed, except for Shrink-Wrapped Code and the Open Source Software set forth in Section 3.8(j) of the Disclosure Letter.

(m) Supplier Agreements. Section 3.8(m) of the Company Disclosure Letter lists all Contracts or other arrangements pursuant to which Company or is Subsidiaries purchases or acquires any hardware or equipment (including any parts, supplies and components) that is material to the design, use, manufacture, sale or support of the Company Products, other than licenses for Shrink-Wrapped Code, licenses to Open Source as set forth in Section 3.8(j) of the Company Disclosure Letter, and licenses identified in Section 3.8(l) of the Company Disclosure Letter.

(n) Licenses-Out. Other than (i) written non-disclosure agreements and (ii) non-exclusive end user licenses and related agreements (including software and maintenance and support agreements) for Company Products (in each case, pursuant to written agreements that have been entered into in the ordinary course of business that do not materially differ in substance from the Company’s standard form(s) which have been provided to Parent and attached to Section 3.8(n) of the Company Disclosure Letter), Section 3.8(n) of the Company Disclosure Letter lists all Contracts to which the Company or any of its Subsidiaries is a party or bound and under which the Company has licensed or granted any rights, covenants, releases or options with respect to Company Intellectual Property. Other than the Contracts that are not required to be listed in the Disclosure Letter pursuant to Section 3.8(l) or (n), the Company and its Subsidiaries are not party to any Contracts governing or relating to any Company Intellectual Property or Third-Party IP other than the Contracts listed in Sections 3.8(l), (m) and (n) of the Disclosure Letter.

(o) Customer Information. The Company and each of its Subsidiaries are in compliance with all applicable laws, regulations and Contracts with respect to the collection, use and retention of customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers (the “Customer Information”) and the consummation of the transactions contemplated by this Agreement will not violate such laws, regulations and Contracts with respect to such Customer Information.

(p) Product Development. Section 3.8(p) of the Company Disclosure Letter sets for a schedule of the Company’s material product releases for the next 12 months. With respect to each such material product, the Company reasonably expects that there will not be any (i) material delay in the release of such material product or (ii) material increase in the costs incurred by the Company and its Subsidiaries in connection with such release above budgeted amounts.

(q) Indemnification. Except as provided in the Distribution Agreements, the Company has not entered into any agreement or offered to indemnify any Person against any charge of infringement by the Company Intellectual Property or Company Products or use thereof, or any other intellectual property or right. The Company has not entered into any agreement granting any Person the right to bring any infringement action with respect to, or otherwise to enforce, any of the Company Intellectual Property.

3.9 Restrictions on Business Activities

Neither the Company nor any of its Subsidiaries is party to or bound by any Contract containing any covenant (a) limiting in any respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any Company Intellectual Property or Company Product or compete with any Person in any line of business, (b) granting any exclusive distribution rights, (c) providing “most favored nations” or other preferential pricing terms for current Company Products, or (d) otherwise having an adverse effect on the right of the Company and its Subsidiaries to sell, distribute or manufacture any Company Products or Company Intellectual Property or to purchase or otherwise obtain any software, components, parts or subassemblies.

3.10 Governmental Authorizations

Each consent, license, permit, grant or other authorization (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of their respective properties, or (ii) which is required for the operation of the Company’s or any of its Subsidiaries’ business as currently conducted or currently contemplated to be conducted in the 12 months following the date of this Agreement or the holding of any such interest (collectively, “Governmental Authorizations”) has been issued or granted to the Company or any of its Subsidiaries, as the case may be. The Governmental Authorizations are in full force and effect. As of the date hereof, no suspension or cancellation of any of the Governmental Authorizations is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries are in compliance with the terms of the Governmental Authorizations, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

3.11 Litigation

There is no material action, suit, claim investigation or proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective properties (tangible or intangible). There has not been since January 1, 2002, nor are there currently, any internal investigations or inquiries being conducted by the Company, the Company’s Board of Directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.12 Compliance with Laws

Neither the Company nor any of its Subsidiaries is in violation or default of any Legal Requirements applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected. There is no material investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective properties (tangible or intangible) by or before any Governmental Entity There is no judgment, injunction, order or decree binding by any Governmental Entity upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its Subsidiaries in such a way as to result in a Material Adverse Effect on the Company and its Subsidiaries, individually, or taken as a whole.

3.13 Environmental Matters

(a) Hazardous Material. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, (i) there has been no Release of a Hazardous Material at any property that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased during the period in which the Company or any of its Subsidiaries has owned, operated, occupied or leased such property or, to the Knowledge of the Company, at any other time, (ii) neither the Company nor any of its Subsidiaries has any potential responsibility or liability for the Release of any Hazardous Substance at any property, (iii) neither the Company nor any of its Subsidiaries has owned or operated any underground storage tanks at any property and (iv) no Hazardous Materials are present, except in compliance with applicable Environmental Law, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased. Neither the Company nor any of its Subsidiaries currently sells (i) any products containing Hazardous Materials that will be banned or restricted by the Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2002/95/EC) directive (“RoHS”) or (ii) any products for which it is required to pay a waste fee under California law. To the Knowledge of the Company, there are no facts or circumstances likely to prevent or delay the ability of the Company or any of its Subsidiaries to comply, when required, with RoHS and the Waste Electrical and Electronic Equipment Directive (2002/96/EC).

(b) Hazardous Materials Activities. Neither the Company nor any of its Subsidiaries has generated, transported, treated, stored, used, handled, recycled, manufactured, disposed of, arranged for the disposal of, Released, removed or exposed its Employees or others to a Hazardous Material or manufactured or distributed for sale any product containing a Hazardous Material (collectively “Hazardous Materials Activities”), except (i) in accordance with applicable Environmental Law or (ii) in a manner which has not caused or could not reasonably be expected to cause a material adverse health effect to any person.

(c) Environmental Liabilities. No action, proceeding, amendment procedure, writ, injunction, demand or claim has been commenced or asserted, or, to the Company’s Knowledge, threatened and to the Company's Knowledge, no investigation has been commenced, asserted or threatened concerning any matter of the type described in Sections 3.13(a) or (b). The Company is not aware of any fact or circumstance, which could result in any environmental liability which could reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries have entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to environmental liabilities, including without limitation liabilities for any matter of the type described in Sections 3.13(a) or (b).

3.14 Brokers’ and Finders’ Fees

Except for fees payable to Venturi & Company pursuant to an engagement letter dated January 19, 2007, a copy of which has been provided to Parent, neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor has the Company or any of its Subsidiaries entered into any indemnification agreement or arrangement with any Person in connection with this Agreement and the transactions contemplated hereby.

3.15 Transactions with Affiliates

Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.16 Employee Benefit Plans and Compensation

(a) Definitions. For all purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“Employee Benefit Plan” shall mean any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other compensation or employee benefit plan, fund, policy, program, contract, arrangement or payroll practice of any kind (including any "employee benefit plan," as defined in Section 3(3) of ERISA) or any Employee Agreement (or portion thereof) relating to employee benefits, whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (i) sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party, (ii) covering or benefiting any Employee (or any dependent or beneficiary of any such individual), or (iii) with respect to which the Company or any of its Subsidiaries has (or could have) any obligation or liability.

“COBRA” shall mean the health care continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (currently reflected in Part 6 of Subtitle B of Title I of ERISA and Section 4980B(f) of the Code).

“Employee” shall mean any current or former employee, consultant, independent contractor or director of the Company or any of its Subsidiaries.

“Employee Agreement” shall mean any management, employment, severance, separation, settlement, consulting, contractor, relocation, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter which provides for any term of employment other than employment at will or any agreement providing for acceleration of Company Options or Company Unvested Common Stock, or any other agreement providing for compensation or benefits) between the Company or any of its Subsidiaries and any Employee pursuant to which the Company or any of its Subsidiaries has or may have any current or future liabilities or obligations in an amount that exceeds $150,000.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“IRS” shall mean the United States Internal Revenue Service.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act, as amended.

(b) Schedule. Section 3.16(c) of the Company Disclosure Letter contains a complete and accurate list of all Employee Benefit Plans and Employee Agreements. Neither the Company nor any of its Subsidiaries has any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional Employee Benefit Plan or Employee Agreement, or to modify or amend any existing Employee Benefit Plan or Employee Agreement. There has been no amendment, interpretation or other announcement (written or oral) by the Company, any of its Subsidiaries or any other Person relating to, or change in participation or coverage under, any Employee Benefit Plan or Employee Agreement that, either alone or together with other such items or events, could materially increase the expense of maintaining such Employee Benefit Plan or Employee Agreement (or the Employee Benefit Plans and Employee Agreements taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Company Financials. The terms of each Employee Benefit Plan permit the Company or one of its Subsidiaries, as applicable, to amend and terminate such Employee Benefit Plan at any time and for any reason without penalty and without material liability or expense. None of the rights of the Company or any of its Subsidiaries under any Employee Benefit Plan or Employee Agreement will be impaired in any way by this Agreement or the consummation of the transactions contemplated by this Agreement.

(c) Documents. The Company has delivered or made available to Parent with respect to each Employee Benefit Plan and Employee Agreement true, correct and complete copies of (i) all documents embodying such Employee Benefit Plan or Employee Agreement (including all amendments thereto) or, if such Employee Benefit Plan or Employee Agreement is not in writing, a written description of such Employee Benefit Plan or Employee Agreement, (ii) the last three annual reports (Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Employee Benefit Plan; (iii) the most recent summary plan description, and all summaries of material modifications related thereto, distributed with respect to such Employee Benefit Plan; (iv) the most recent employee handbook distributed to Employees; (v) all contracts and agreements (and any amendments thereto) relating to such Employee Benefit Plan or Employee Agreement, including, without limitation, all trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (vi) the most recent determination letter issued by the IRS with respect to such Employee Benefit Plan; (vii) the most recent annual actuarial valuation prepared for such Employee Benefit Plan; (viii) all written communications to Employees, or to any other individuals, to the extent that the provisions of such Employee Benefit Plan or Employee Agreement as described therein differ materially from such provisions as set forth or described in the other information or materials furnished under this subsection (c); (ix) all material correspondence to or from any Governmental Entity relating to such Employee Benefit Plan or Employee Agreement; (x) samples of all administrative forms currently in use with respect to such Employee Benefit Plan, including, without limitation, all COBRA and HIPAA forms and notices; (xi) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Employee Benefit Plan for the last three plan years; and (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with such Employee Benefit Plan.

(d) Compliance. With respect to each Employee Benefit Plan: (i) such Employee Benefit Plan was properly and legally established; (ii) such Employee Benefit Plan is, and at all times since inception has been, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable Legal Requirements, including, without limitation, ERISA and the Code (and the regulations and rulings issued thereunder); (iii) the Company, each of its Subsidiaries and all other Persons (including, without limitation, all fiduciaries) have, at all times and in all material respects, properly performed all of their duties and obligations (whether arising by operation of law, by contract or otherwise) under or with respect to such Employee Benefit Plan, including, without limitation, all reporting, disclosure and notification obligations; (iv) all returns, reports (including, without limitation, all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements and other disclosures relating to such Employee Benefit Plan required to be filed with any Governmental Entity or distributed to any participant therein have been properly prepared and duly filed or distributed in a timely manner; (v) none of the Company, any of its Subsidiaries or any fiduciary of such Employee Benefit Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable Legal Requirements; (vi) no transaction or event has occurred or is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; and (vi) neither the Company nor any of its Subsidiaries has incurred, and there exists no condition or set of circumstances in connection with which the Company, any of its Subsidiaries, Merger Sub, the Surviving Corporation or Parent could incur, directly or indirectly, any material liability or expense (except for routine contributions and benefit payments) under ERISA, the Code or any other applicable Legal Requirements, or pursuant to any indemnification or similar agreement, with respect to such Employee Benefit Plan.

(e) Qualified Plans. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code (i) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Employee Benefit Plan's qualified status under the Code, as amended by that legislation commonly referred to as "GUST" and "EGTRRA" and all subsequent legislation, (ii) has remaining a period of time under the Code or applicable Treasury regulations or IRS pronouncements in which to request, and make any amendments necessary to obtain, such a letter from the IRS, or (iii) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. Nothing has occurred, or is reasonably expected by the Company or any of its Subsidiaries to occur, that could adversely affect the qualification or exemption of any such Employee Benefit Plan or its related trust or group annuity contract. No such Employee Benefit Plan is a "top-heavy plan," as defined in Section 416 of the Code.

(f) Contributions, Premiums and other Payments. All contributions, premiums and other payments due or required to be paid to (or with respect to) each Employee Benefit Plan have been timely paid, or, if not yet due, have been accrued as a liability on the Company

Balance Sheet. All contributions made to each Employee Benefit Plan have been fully deductible for tax purposes when made. All income taxes and wage taxes that are required by law to be withheld from benefits derived under the Employee Benefit Plans have been properly withheld and remitted to the proper depository.

(g) Related Employers. Except with respect to one another, neither the Company nor any of its Subsidiaries is, or has ever been, a member of (i) a controlled group of corporations, within the meaning of Section 414(b) of the Code, (ii) a group of trades or businesses under common control, within the meaning of Section 414(c) of the Code, (iii) an affiliated service group, within the meaning of Section 414(m) of the Code, or (iv) any other group of Persons treated as a single employer under Section 414(o) of the Code.

(h) Pension Plans, MEWAs and Foreign Plans. Neither the Company nor any of its Subsidiaries sponsors, maintains or contributes to, or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, or (v) an Employee Benefit Plan covering or benefiting Employees who provide (or, at the relevant time, provided) services to the Company or any of its Subsidiaries outside of the United States.

(i) Health and Welfare Plans. All health, medical, death and long-term disability benefit coverage under each Employee Benefit Plan and Employee Agreement is provided solely through insurance, and neither the Company nor any of its Subsidiaries has ever sponsored, maintained, participated in or contributed to a self-insured plan that provides (or provided) benefits to Employees or any other Person (including any such plan pursuant to which a stop-loss policy or contract applies). None of the Company, any of its Subsidiaries, any Employee Benefit Plan or any Employee Agreement provides or has any obligation to provide (or contribute toward the cost of) severance or post-employment or post-termination welfare benefits, within the meaning of Section 3(1) of ERISA, of any kind (including, without limitation, health, medical, death or long-term disability benefits), other than continuation coverage mandated by COBRA that is paid for exclusively by the individual receiving such coverage. Neither the Company nor any of its Subsidiaries has ever represented, contracted or promised (whether in oral or written form) to any Employee or any other Person that such Employee or other Person would be provided with severance or post-termination or post-retirement welfare benefits, except to the extent required by COBRA (and at the expense of such Employee or other Person). The Company has no liability with respect to any Employee Benefit Plan that is funded wholly or partly through an insurance policy, in the nature of a retroactive rate adjustment, a loss sharing arrangement or any other actual or contingent liability arising from any event occurring on or before the Effective Time.

(j) Claims and Investigations. There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened with respect to (or against the assets of) any Employee Benefit Plan, nor, to the Knowledge of any Company or any of its Subsidiaries, is there a basis for any such action, suit or claim. No Employee Benefit Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Entity, and, to the Knowledge of the Company and each of its Subsidiaries, no such action is contemplated or under consideration by any Governmental Entity.

(k) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event(s)) will (i) entitle any individual to severance pay, unemployment compensation or any other payment from the Company, any of its Subsidiaries, the Surviving Corporation, Parent or any Employee Benefit Plan, (ii) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual, (iii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit (including, without limitation, with regard to Company Options), under any Employee Benefit Plan or Employee Agreement, or (iv) require the Company, any of its Subsidiaries, the Surviving Corporation or Parent to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual.

(l) Section 409A. Section 3.16(l) of the Company Disclosure Letter contains a complete and accurate list of all "nonqualified deferred compensation plans" (within the meaning of Section 409A of the Code) sponsored or maintained by the Company or any of its Subsidiaries (or to which the Company or any of its Subsidiaries is (or was) a party) at any time since January 1, 2005. Each such plan has been operated and administered since January 1, 2005 in good faith compliance with Section 409A of the Code and any guidance issued by the United States Treasury Department or the IRS thereunder (including, without limitation, IRS Notice 2005-1 and the proposed Treasury regulations issued on September 29, 2005), to the extent applicable to such plan. No such plan has been "materially modified" (within the meaning of IRS Notice 2005-1 or Proposed Treasury Regulation Section 1.409A-6(a)(4)) at any time after October 3, 2004.

(m) Employee Classification/Leased Employees. Neither the Company nor any of its Subsidiaries has received services from (i) any individual whom the Company or such Subsidiary treated as an independent contractor, but who should have been treated as a common-law employee, or (ii) any individual who is treated as a leased employee of the Company or any of its Subsidiaries under Section 414(n) of the Code, and who must be taken into account for purposes of determining whether any Employee Benefit Plan meets the requirements of Section 414(n)(3) of the Code which apply to such Employee Benefit Plan

(n) Employment Matters. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Legal Requirements respecting employment, employment practices, terms, conditions and classifications of employment, employee safety and health and wages and hours, and in each case, with respect to Employees (i) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Company, each of its Subsidiaries, each Employee and, to the Knowledge of the Company and each of its Subsidiaries, all other Persons have properly performed in all material respects all of their obligations under each Employee Agreement, and none of the Company, any of its Subsidiaries, any Employee or, to the Knowledge of the Company and each of its Subsidiaries, any other Person is in default or violation in any material respect of any Employee Agreement. There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against the Company, any of its Subsidiaries, or any of their Employees relating to any Employee, Employee Agreement or Employee Benefit Plan. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary of the Company under any worker’s compensation policy or long-term disability policy. The employment or services, as applicable, of each of the Employees is terminable at the will of the Company or the relevant Subsidiary.

(o) Labor. No work stoppage or labor strike against the Company or any of its Subsidiaries is pending, or to the Knowledge of the Company threatened. The Company has no Knowledge of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Within the past year, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied, and no terminations prior to the Closing Date shall result in unsatisfied liability or obligation under WARN or any similar state or local law.

3.17 Contracts

(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean any of the following to which the Company or any of its Subsidiaries is a party or by which it or its assets are bound:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii) any employment, contractor or consulting Contract with any executive officer or other employee of the Company or member of the Company’s Board of Directors, other than those that are terminable by the Company or any of its Subsidiaries on no more than 30 days’ notice without liability or financial obligation to the Company;

(iii) any Contract or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events);

(iv) any agreement of indemnification or any guaranty (other than any agreement of indemnification entered into in connection with the sale or license of Company Products in the ordinary course of business);

(v) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets or any interest in any other Person or business enterprise other than the Company’s Subsidiaries not in the ordinary course of business;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than accounts receivables and payables and extension of credit to customers in the ordinary course of business;

(vii) any material Lease Document;

(viii) any material settlement agreement entered into within five years prior to the date of this Agreement;

(ix) any non-competition Contract that would prevent the Company from carrying on its business anywhere in the world;

(x) Contracts that include exclusivity, non-solicitation or similar provisions, including, without limitation, Contracts that grant exclusive distribution rights in any territory;

(xi) any Contract under which any Person is authorized or permitted to sell, distribute, market or promote Company Products ("Distribution Agreements");

(xii) any other Contract with any obligations to make payments or entitlement to receive payments on behalf of the Company or any of its Subsidiaries of $25,000 or more; or

(xiii) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which could reasonably be expected to have a Material Adverse Effect on the Company.

(b) Schedule. Section 3.17(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the date hereof which are described in Sections 3.17(a)(i) through 3.17(a)(xiii) hereof, setting forth for each such Company Material Contract, the subsections of Section 3.17(a) applicable to such Company Material Contract. In addition, Section 3.17(b) of the Company Disclosure Letter sets forth the material terms of each oral Company Material Contract. In addition, the Company's standard maintenance and support Contracts and policies are attached to Section 3.17(b) of the Company Disclosure Letter (“Company Support Contracts”). The Company is not bound by or party to any maintenance or support Contract or obligation that differs from the Company Support Contracts in any material respect

(c) No Breach. All Company Material Contracts and Company Support Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract or Company Support Contract.

(d) Distribution Agreements. All Persons who resell or distribute Company Products purchase Company Products at the Company's list prices current at the time of purchase ("List Prices"). The Company's current List Prices are set forth in Section 3.17(d) of the Company Disclosure Letter. The Company is not obligated to sell Company Products to any Person at a price below the Company's List Prices current at the time of sale.

3.18 Insurance

Section 3.18 of the Company Disclosure Letter sets forth a true and correct list of all insurance policies maintained by the Company and its Subsidiaries and includes the policy number, amount of coverage and contact information for each such policy. The Company and its Subsidiaries maintain commercially reasonable levels of (a) insurance on their properties (including leased premises) that insures against loss or damage by fire or other casualty and (b) insurance against liabilities, claims and risks of a nature and in such amounts as are normal and customary in the Company's industry for companies of similar size and financial condition. All insurance policies of the Company and its Subsidiaries are in full force and effect, all premiums with respect thereto covering all periods up to and including the date this representation is made have been paid, and no notice of cancellation or termination has been received with respect to any such policy or binder.

3.19 Accounts Receivable

All accounts receivable of the Company reflected in the Company Financial Statements or existing at the time of the Closing represent amounts due for services performed or sales actually made in the ordinary course of business, properly reflect the amounts due, and have been recorded in accordance with GAAP.

3.20 Product Warranties

Schedules 3.17(b)(i), (ii) and (iii) of the Company Disclosure Letter sets forth a copy of the standard forms of written warranties and guaranties by the Company or any Subsidiary utilized with respect to its products or services. With respect to Contracts with Significant Customers entered into since January 1, 2002 that contemplate an exchange of value in excess of $100,000 per year, there have not been any material deviations from such warranties and guaranties that would obligate the Company or any Subsidiary to provide products or services in any form or manner not consistent with the relevant specifications for such products or services, and none of the Company’s nor any Subsidiary’s salespeople, employees, distributors or agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties or guaranties without the approval of the Company’s finance or legal departments.

3.21 Inventory

(a) All items in the inventory reflected in the Company Balance Sheet and acquired since the date of the Company Balance Sheet (i) have been valued at the lesser of cost or fair market value determined in accordance with GAAP consistently applied, including the establishment of reserves for obsolete, damaged, slow moving, defective or excessive inventories and (ii) meet the Company’s current specifications and are of a quality and quantity usable and salable in the ordinary course of the Company’s business consistent with past practice.

(b) To the Knowledge of the Company, there is no adverse condition affecting the quality or supply of raw materials, intermediates, supplies, parts and other materials available to the Company and its Subsidiaries that are necessary to manufacture, package or label the Company's and its Subsidiaries’ products or are otherwise used in the Company’s and its Subsidiaries' business.

3.22 Customers

Section 3.22 of the Company Disclosure Letter lists the customers who, in the three-year period ended December 31, 2006, were the ten largest sources of revenues for the Company and its Subsidiaries, based on amounts paid (each, a “Significant Customer”). The Company and its Subsidiaries have no outstanding disputes concerning its products and/or services with any Significant Customer, and the Company has no Knowledge of any dissatisfaction on the part of a Significant Customer with respect to the Company’s products and services nor any intent on the part of a Significant Customer to (a) terminate any Contract between such Significant Customer and the Company or its Subsidiaries, (b) refuse to pay any amount due from such Significant Customer to the Company or its Subsidiaries, (c) return products of the Company or its Subsidiaries, or (d) seek the exercise of any remedy against the Company or any Subsidiary.

3.23 Suppliers

Section 3.23 of the Company Disclosure Letter lists the suppliers who, in the year ended December 31, 2006, were the ten largest suppliers of goods and services to the Company and its Subsidiaries, based on amounts paid (each, a “Significant Supplier”). The Company and its Subsidiaries have no outstanding material disputes concerning the products and/or services provided by any Significant Supplier, and neither the Company nor any Subsidiary has any intent of (a) terminating any Contract with any Significant Supplier, (b) refusing to pay any amount due to any Significant Supplier, (c) returning any products to any Significant Supplier or (d) seeking to exercise any remedy against any Significant Supplier. The Company has no Knowledge that any Significant Supplier intends to terminate any Contract between such Significant Supplier and the Company or any of its Subsidiaries or seek to exercise any remedy against the Company or any of its Subsidiaries.

3.24 Export Control Laws

The Company and each of its Subsidiaries has at all times conducted its export transactions in accordance with (i) all applicable U.S. export and reexport controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing:

(a) The Company and each of its Subsidiaries has obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (i) the export and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(b) The Company and each of its Subsidiaries is in compliance with the terms of all applicable Export Approvals;

(c) There are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Subsidiary with respect to such Export Approvals;

(d) To the Company’s Knowledge, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that may give rise to any future claims; and

(e) No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.

3.25 Foreign Corrupt Practices Act

Neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other Person associated with or acting on their behalf) has, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Legal Requirements applicable to the Company or any of its Subsidiaries in any jurisdiction other than the United States (collectively, the “FCPA”), used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company has established sufficient internal controls and procedures to ensure compliance with the FCPA and has made available to Parent all such documentation.

3.26 Information Supplied

(a) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the preliminary and definitive proxy statements to be filed by the Company with the SEC in connection with the Merger (collectively, the “Proxy Statement”) will, on each relevant filing date, on the date of mailing to the Company’s shareholders and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

(b) Notwithstanding any of the foregoing in this Section 3.25, the Company makes no representation or warranty with respect to any information supplied in writing by Parent or Merger Sub expressly for the purpose of inclusion or incorporation by reference in the Proxy Statement.

3.27 Fairness Opinion

The Company’s Board of Directors has received a written opinion from Venturi & Company, dated as of April 24, 2007, a copy of which has been delivered to Parent, that, as of such date, the Merger Consideration to be received in connection with the Merger is fair to the Company’s shareholders from a financial point of view.

3.28 Government Contracts

With respect to each Contract between the Company or any Subsidiary of the Company, on the one hand, and any U.S. federal governmental entity, on the other hand, and each outstanding bid, quotation or proposal by the Company or any Subsidiary of the Company (each, a “Bid”) that if accepted or awarded could lead to a Contract between the Company or any Subsidiary of the Company, on the one hand, and any U.S. federal governmental entity, on the other hand, (each such Contract or Bid, a “Company Government Contract”) and each Contract between the Company or any Subsidiary of the Company, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such person and any U.S. federal governmental entity, and each outstanding Bid that if accepted or awarded could lead to a Contract between the Company or a Subsidiary of the Company, on the one hand, and a prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such person and any U.S. federal governmental entity (each such Contract or Bid, a “Company Government Subcontract”):

(a) Each such Company Government Contract or Company Government Subcontract (other than Bids) was, to the Knowledge of the Company, legally awarded, is binding on the parties thereto, and is in full force and effect.

(b) There is no action, suit, claim or proceeding pending or, to the Knowledge of the Company, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company or any of its Subsidiaries alleging fraud or under the United States False Claims Act, the United States Procurement Integrity Act or the United States Truth in Negotiations Act. Neither the Company, any Company Subsidiary or any cost incurred by the Company or any Company Subsidiary pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or, to the Knowledge of the Company, investigation or has been disallowed by any Governmental Entity.

(c) The Company and its Subsidiaries have complied with all requirements of the Company Government Contracts or Company Government Subcontracts and any Legal

Requirement relating to the safeguarding of, and access to, classified information. The execution, delivery and performance of this Agreement will not and the Company is not aware of any facts that are reasonably likely to give rise to the revocation of any security clearance of the Company, any Subsidiary or any Employee of the Company or any Subsidiary.

3.29 Takeover Statutes

No “business combination,” “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation under California Law or any other Legal Requirement is applicable to the Company, the shares of Company Common Stock, the Merger or any of the other transactions contemplated by this Agreement.

3.30 Corporate Books and Records

The minute books and records of the Company and its Subsidiaries contain a true, complete and correct record of all material actions with respect to matters requiring board approval taken at all meetings and by all written consents in lieu of meetings of the boards of directors of the Company and its Subsidiaries, or any committees thereof, and shareholders of the Company and its Subsidiaries.

3.31 Full Disclosure

No statement contained in any certificate or schedule furnished or to be furnished by the Company to Parent or Merger Sub in, or pursuant to the provisions of, this Agreement or in the Proxy Statement (exclusive of statements based solely on information provided in writing by Parent or Merger Sub expressly for the purpose of inclusion in the Proxy Statement), contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization

Parent is a corporation duly organized and validly existing under the laws of the State of Washington and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of California, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on Parent and Merger Sub taken as a whole.

4.2 Authority; No Conflict; Necessary Consents

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other action is required on the part of Parent and Merger Sub to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Articles of Merger pursuant to California Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery of this Agreement by the Company, constitutes the valid and binding obligations of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

(b) No Conflict. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, will not (i) conflict with or violate any provision of their respective certificates of incorporation or bylaws or (ii) subject to compliance with the requirements set forth in Section 4.2(c), conflict with or violate any material Legal Requirement applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties or assets (whether tangible or intangible) is bound or affected; except, in the case of each of the preceding clauses (i) and (ii) for any conflict, violation, beach, default, impairment, alteration, giving of rights or Lien which would not materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such conflict, violation, beach, default, impairment, alteration, giving of rights or Lien.

(c) Necessary Consents. No consent, waiver, approval, order, authorization or authorization of, or registration, declaration or filing with any Governmental Entity, or any other Person, is required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for (i) the Necessary Consents; and (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not materially adversely affect the ability of the parties hereto to consummate the Merger.

4.3 Information Supplied

(a) None of the information supplied or to be supplied by or on behalf of Parent in writing expressly for the purpose of inclusion or incorporation by reference in the Proxy Statement will, on each relevant filing date, on the date of mailing to the Company’s shareholders and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(b) Notwithstanding any of the foregoing in this Section 4.3, Parent makes no representation or warranty with respect to any information not supplied by Parent or Merger Sub in writing expressly for the purpose of inclusion or incorporation by reference in the Proxy Statement.

4.4 Financing

Parent has, or has available to it, sufficient funds to consummate the transactions contemplated by this Agreement.

ARTICLE 5

CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME

5.1 Conduct of Business by the Company

(a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, (ii) pay its debts and Taxes when due, pay or perform other material obligations when due, and (iii) use commercially reasonable efforts consistent with past practices and policies to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, the Company shall promptly notify in writing Parent of any material adverse event involving its business or operations.

(b) Required Consent. Without limiting the generality of Section 5.1(a), except as permitted by the terms of this Agreement, and except as provided in Section 5.1(b) of the Company Disclosure Letter and Section 5.3 hereof, without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) Enter into any new line of business material to it and its Subsidiaries taken as a whole;

(ii) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(iii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of Company Unvested Common Stock at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(iv) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights (including stock appreciation rights whether settled in cash or shares of Company Common Stock), warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than issuances of Company Common Stock upon the exercise of Company Options existing on the date;

(v) Cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of the Company’s Subsidiaries;

(vi) Adopt or implement any shareholder rights plan, “poison pill” anti-takeover plan or other similar plan that, in each case, is applicable to Parent or the transactions contemplated by this Agreement;

(vii) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company;

(viii) Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance;

(ix) Sell, lease, license, encumber or otherwise dispose of any properties or assets except the sale, lease, license, encumbrance or disposition of property or assets which are not material, individually or in the aggregate, to the business of Company or the licenses of current Company Products, in each case, in the ordinary course of business and in a manner consistent with past practice, including without limitation, with respect to the terms and conditions of any such sale, lease, license, encumbrance or other disposition;

(x) Effect any material restructuring activities by the Company or any of its Subsidiaries, including any material reductions in force, lease terminations, restructuring of contracts or similar actions;

(xi) Make any loans, advances or capital contributions to, or investments in, any other Person, other than: (a) loans or investments by the Company or a wholly owned Subsidiary of the Company to or in the Company or any wholly owned Subsidiary of the Company, or (b) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practices;

(xii) Except as required by concurrent changes in GAAP or the SEC as concurred in by its independent registered public accounting firm, make any change in its methods or principles of accounting or revalue any of its assets;

(xiii) Make or change any election in respect of Taxes, adopt, change or apply for any accounting method in respect of Taxes, enter into any closing agreement or agree to settle or compromise any audit, claim or assessment in respect of Taxes, file any amended Tax Return or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xiv) Except in the ordinary course of business consistent with past practice, enter into any licensing, distribution, supply, procurement, manufacturing, marketing, OEM, VAR, system integrator, system outsourcer or other similar contracts, agreements, or obligations which either (a) may not be canceled without penalty by the Company or its Subsidiaries upon notice of 30 days or less and which provide for express payments by or to the Company or its Subsidiaries in an amount in excess of $25,000 in any one year or (b) which involve any exclusive terms of any kind which are binding on the Company or any of its Subsidiaries;

(xv) Cancel or terminate without reasonable substitute policy therefor, or amend in any material respect, any material insurance policy naming the Company or any of its Subsidiaries as a beneficiary or a loss payee without notice to Parent;

(xvi) Commence or settle any lawsuit, threat of any lawsuit or proceeding or other investigation by or against the Company or any Subsidiary or relating to any of their businesses, properties or assets, other than settlements with prejudice entered into in the ordinary course of business and requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding $25,000;

(xvii) Except as required by Legal Requirements or Contracts currently binding on the Company or its Subsidiaries, (a) increase the amount of compensation or fringe benefits of, pay or grant any bonus, change of control, severance or termination pay to any Employee or director of the Company or any Subsidiary of the Company, (b) adopt or amend any Employee Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Employee Benefit Plan, (c) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company Unvested Common Stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (d) enter into any Employee Agreement or indemnification agreement with any Employee (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”) or enter into, amend or extend any collectively bargained agreement, or (e) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective affiliates;

(xviii) Enter into any Contracts containing, or otherwise subject the Surviving Corporation, any Subsidiary or Parent to, any non-competition, exclusivity, “most favored nations” or other preferential pricing or other material restrictions on the Company, any Subsidiary, the Surviving Corporation or Parent, or any of their respective businesses, following the Closing;

(xix) Provide any material refund, credit, rebate or other allowance to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business consistent with past practice;

(xx) Hire any non-officer employees other than in the ordinary course of business consistent with past practice or hire, elect or appoint any officers or directors;

(xxi) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing;

(xxii) Enter into, modify or amend in a manner adverse in any material respect to the Company, or terminate any Company Material Contract, Contract required to be disclosed in Section 3.8 of the Company Disclosure Letter, Company Government Contract or Company Government Subcontract or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse in any material respect to the Company and its Subsidiaries taken as a whole, other than any entry into, modification, amendment or termination of any such Company Material Contract, Contract required to be disclosed in Section 3.8 of the Company Disclosure Letter, Company Government Contract or Company Government Subcontract in the ordinary course of business, consistent with past practice; or

(xxiii) Take, commit, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xxii) hereof, or any other action that would prevent the Company from performing, or cause the Company not to perform, its covenants or agreements hereunder, or that would reasonably be expected to cause any of the conditions set forth in Sections 7.1 and 7.2 hereof not to be satisfied.

5.2 Procedures for Requesting Parent Consent

Notwithstanding Section 10.2, if the Company desires to take any action which would be prohibited pursuant to Section 5.1(b) hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to the individuals identified on Schedule 5.2 hereof, and may not take such action until such consent in writing has been received from one of such individuals. Such individuals shall not unreasonably delay in responding to any such request.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Proxy Statement

(a) As promptly as practicable after the execution of this Agreement, the Company shall prepare the Proxy Statement and the Company shall file the Proxy Statement with the SEC. The Proxy Statement shall include the notice to shareholders required by Chapter 13 of California Law that dissenters’ rights will be available. As promptly as practicable after any comments are received from the SEC thereon (or upon notice from the SEC that no such comments will be made), the Company shall, in consultation with Parent, prepare and file any required amendments to, and the definitive, Proxy Statement with the SEC.

(b) The Company will notify Parent promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Proxy Statement. The Company shall provide Parent with a reasonable opportunity to review and comment on the preliminary Proxy Statement and any amendments or supplements thereto prior to filing such with the SEC, and will provide Parent with a copy of all such filings made with the SEC.

(c) The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing. The Company will cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time after the definitive Proxy Statement is filed with the SEC.

(d) Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly inform Parent of such occurrence and shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and/or mailed to shareholders of the Company.

6.2 Meeting of Company Shareholders; Board Recommendation

(a) Meeting of Company Shareholders. The Company will take all action necessary in accordance with California Law, its articles of incorporation and bylaws and applicable Nasdaq rules to call, hold and convene a meeting of its shareholders, promptly following the mailing of the Proxy Statement to such shareholders, for the purposes of voting on the adoption and approval of this Agreement and approval of the Merger (the “Shareholders’ Meeting”) to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the mailing of the Proxy Statement to the Company’s shareholders. Subject to Section 6.3(d), the Company will use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of Nasdaq or California Law or any other applicable Legal Requirements to obtain such approvals. Provided that the Company has acted and continues to act in accordance with the first two sentences of this Section 6.2(a), the Company may adjourn or postpone the Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Shareholders’ Meeting. The Company shall ensure that the Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Shareholders’ Meeting are solicited in compliance with California Law, its articles of incorporation and bylaws, the rules of Nasdaq and all other applicable Legal Requirements.

(b) Board Recommendation. Except to the extent expressly permitted by Section 6.3(d): (i) the Board of Directors of the Company shall unanimously recommend that its shareholders vote in favor of adoption and approval of this Agreement and approval of the Merger at the Shareholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company’s shareholders vote in favor of adoption and approval of this Agreement and approval of the Merger at the Shareholders’ Meeting, and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of its Board of Directors that the Company’s shareholders vote in favor of adoption and approval of this Agreement and approval of the Merger. Without limitation, the recommendation of the Company's Board of Directors shall be deemed to have been modified in a manner adverse to Parent if the recommendation shall no longer be unanimous.

6.3 Acquisition Proposals

(a) No Solicitation. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ Employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action (including granting any Person a waiver or release under any standstill or similar agreement with respect to any class of equity security of the Company or any of its Subsidiaries, other than as contemplated by this Agreement) to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except to notify such Person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 6.3(d)), or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby. The Company and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal and shall use commercially reasonable efforts to cause any such Person (including its employees, agents and representatives) in possession of confidential information about the Company in connection with an Acquisition Proposal to return or destroy all such information and all materials, documents, analyses and other work product containing or derived from that information.

(b) Notification of Unsolicited Acquisition Proposals.

(i) As promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that could reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry; the identity of the Person or group making any such Acquisition Proposal, request or inquiry, a copy of all written materials provided by or on behalf of such Person or group in connection with such Acquisition Proposal, request or inquiry and a summary of all material oral conversations with such Person or group in connection with such Acquisition Proposal, request or inquiry. Upon receipt of an Acquisition Proposal, request or inquiry, the Company shall provide Parent as promptly as practicable oral and written notice setting forth all such information as is reasonably necessary to keep Parent currently informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry (including any negotiations contemplated by Section 6.3(c)(ii)) and shall promptly provide Parent a copy of all written materials subsequently provided to, by or on behalf of such Person or group, and a summary of all material oral conversations with such Person or group, in each case, in connection with such Acquisition Proposal, request or inquiry.

(ii) The Company shall provide Parent with 48 hours' prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors could reasonably be expected to consider any Acquisition Proposal.

(c) Superior Offers. Notwithstanding anything to the contrary contained in Section 6.3(a), in the event that the Company receives an unsolicited, bona fide written Acquisition Proposal from a third party that the Company’s Board of Directors has in good faith concluded (following the receipt of the advice of its outside legal counsel and its financial advisor) is, or is reasonably likely to result in, a Superior Offer, the Company may then take the following actions (but only if and to the extent that the Board of Directors of the Company, by vote of a majority of the independent members of the Company’s Board of Directors, concludes in good faith, following the receipt of advice of the Company’s outside legal counsel, that such action is necessary and required to comply with its fiduciary obligations to the shareholders of the Company under applicable law):

(i) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (a) (1) concurrently with furnishing any such nonpublic information to such party, the Company gives Parent written notice of its intention to furnish such nonpublic information and (2) the Company receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on the Company’s behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement and (b) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished) together with a list identifying all nonpublic information furnished to such third party; and

(ii) Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, the Company gives Parent written notice of the Company’s intention to enter into negotiations with such third party.

(d) Change of Recommendation. In response to the receipt of a Superior Offer, the Board of Directors of the Company may withhold, withdraw, amend or modify its unanimous recommendation in favor of the Merger, and, in the case of a Superior Offer that is a tender or exchange offer made directly to the shareholders of the Company, may recommend that the shareholders of the Company accept the tender or exchange offer (any of the foregoing actions, whether by the Board of Directors of the Company or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (i) through (vi) are met:

(i) A Superior Offer with respect to the Company has been made and has not been withdrawn;

(ii) The Shareholders’ Meeting has not occurred;

(iii) The Company shall have (a) delivered to Parent written notice (a “Change of Recommendation Notice”) at least three (3) Business Days prior to publicly effecting such Change of Recommendation which shall state expressly (1) that the Company has received a Superior Offer, (2) the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer, and (3) that the Company intends to effect a Change of Recommendation and the manner in which it intends to do so, (b) provided to Parent a copy of all written materials delivered to the Person or group making the Superior Offer in connection with such Superior Offer and a summary of all material oral conversations between the Company and such party regarding the Superior Offer, and (c) made available to Parent all materials and information made available to the Person or group making the Superior Offer in connection with such Superior Offer;

(iv) After delivering the Change of Recommendation Notice, the Company shall provide Parent with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement during such three (3) Business Day period, and negotiate in good faith with respect thereto during such three (3) Business Day period, as would enable the Company to proceed with its recommendation to shareholders in favor of approval and adoption of this Agreement and approval of the Merger without making a Change of Recommendation;

(v) The Board of Directors of the Company (by a vote of a majority of the independent members of the Board of Directors of the Company) has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of such Superior Offer and after considering any adjustments or negotiations pursuant to the preceding clause (iv), that a Change of Recommendation is necessary and required to comply with its fiduciary obligations to the shareholders of the Company under applicable law; and

(vi) The Company shall not have breached any of the provisions set forth in Section 6.2 or this Section 6.3.

(e) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to the shareholders of the Company a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 6.3(d).

(f) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 6.3 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 6.3 and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, director, agent, representative or affiliate of the Company shall be deemed to be a breach of this Agreement by the Company.

6.4 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants

(a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Mutual Confidentiality/Non-Disclosure Agreement dated November 17, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Evaluation Material (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b) Access to Information. The Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during the period from the date hereof and prior to the Effective Time to (i) all of the properties, books, contracts, commitments and records of the Company and its Subsidiaries, including all Intellectual Property used by the Company (excluding direct access to source code, which has been and will continue to be made available to Construx Software), (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of the Company and its Subsidiaries as Parent may reasonably request, and (iii) all Employees of the Company and its Subsidiaries as identified by Parent. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements (including Returns and supporting documentation) promptly upon request.

(c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 6.4, Section 6.6 or Section 6.7 or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

6.5 Public Disclosure

Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger, and any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by law or any listing agreement with Nasdaq or any other applicable national or regional securities exchange or market. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

6.6 Reasonable Efforts

(a) Reasonable Efforts. Subject to the express provisions of Section 6.2 and Section 6.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using all reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

(b) Limitation on Divestiture. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or any Subsidiary or affiliate thereof to agree to any Action of Divestiture that would reasonably be likely to adversely and materially impact Parent and its subsidiaries taken as a whole, the Company and its Subsidiaries taken as a whole, or the benefits Parent expects to derive from the Merger and the transactions contemplated by this Agreement. The Company shall not take or agree to take any Action of Divestiture that would reasonably be likely to adversely and materially impact Parent and its subsidiaries taken as a whole, the Company and its Subsidiaries taken as a whole, or the benefits Parent expects to derive from the Merger and the transactions contemplated by this Agreement, without the prior written consent of Parent. For purposes of this Agreement, an “Action of Divestiture” shall mean (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of Parent, its subsidiaries or affiliates or of the Company or its Subsidiaries, (ii) the imposition of any limitation on the ability of Parent, its subsidiaries or affiliates or the Company or its Subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company and its Subsidiaries, or (iii) the imposition of any impediment on Parent, its subsidiaries or affiliates or the Company or its Subsidiaries under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices. In addition, nothing herein shall require Parent to litigate with any Governmental Entity.

6.7 Notification of Certain Matters

(a) By the Company. The Company shall give prompt notice to Parent and Merger Sub of (1) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 7.1 or 7.2 would not be satisfied or (2) any actions, suits, claims, investigations or proceedings commenced by any Person (including a Governmental Entity) that seek to prohibit or materially impair the consummation of the Merger and the transactions contemplated in this Agreement

(b) By Parent. Parent shall give prompt notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 7.3 would not be satisfied or (2) any actions, suits, claims, investigations or proceedings commenced by any Person (including a Governmental Entity) that seek to prohibit or materially impair the consummation of the Merger and the transactions contemplated in this Agreement.

6.8 Third-Party Consents

As soon as practicable following the date hereof, the Company will use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, including all consents, waivers and approvals set forth in Section 3.3(b) of the Company Disclosure Letter. In connection with seeking such consents, waivers and approvals, the Company shall keep Parent informed of all material developments and, shall at Parent’s request, include Parent in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder. Such consents, waivers and approvals shall be in a customary form reasonably acceptable to Parent.

6.9 Termination of 401(k) Plans

The Company and each of its Subsidiaries shall terminate each Employee Benefit Plan that constitutes a "Code Section 401(k) plan" (each such Employee Benefit Plan, a "Company 401(k) Plan") effective prior to the Closing Date, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain (or cause the Surviving Corporation to sponsor and maintain) such plan by providing the Company with written notice of such election not less than five days prior to the Closing Date. Prior to the Closing Date, the Company shall provide Parent with evidence reasonably satisfactory to Parent that each Company 401(k) Plan with respect to which Parent has not provided the notice specified in the immediately preceding sentence (i) has been terminated pursuant to resolutions of the Company's or Subsidiary's Board of Directors, effective not later than the day immediately preceding the Closing Date, and (ii) an executed amendment to each such Company 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder. The form and substance of such resolutions and amendment shall be subject to the prior review and approval of Parent

6.10 Indemnification

(a) Indemnity. From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers immediately prior to the Effective Time (the “Indemnified Parties”), subject to applicable law. The articles of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the articles of incorporation and bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by law; provided that all rights to indemnification and advancement of expenses in respect of any action pending or asserted or claim made within such six-year period shall continue until the disposition of such action or resolution of such claim.

(b) Insurance. Prior to the Closing, the Company may purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy which (i) has an effective term of six years from the Effective Time, (ii) covers those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions that are comparable to the terms and conditions of the Company’s directors’ and officers’ insurance policy in effect as of the date hereof. Parent shall reimburse the Company for up to $85,000 of the cost incurred by the Company to purchase such tail policy, which amount shall be reduced by the amount of any refund received by the Company with respect to the Company’s existing directors’ and officers’ insurance policy.

6.11 FIRPTA Compliance

On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445 2(c)(3).

6.12 Insurance Approval

The Company shall deliver to Parent at least 15 days prior to the Closing a letter in a form acceptable to Parent validly executed by an officer of the Company, which authorizes Parent’s insurance broker to act as the Company’s insurance broker of record with respect to all insurance policies held by the Company.

6.13 Closing Statements

(a) Initial Statement. A statement setting forth the Company's calculations of, and methods and principles of calculating, the Net Working Capital as of the date of the Company Balance Sheet is set forth in Exhibit B (the “Initial Statement”).

(b) Closing Statements.

(i) The Company shall deliver to Parent, at least five, but no more than seven, business days prior to the Closing Date, a statement (the “Working Capital Closing Statement”) consisting of (A) a statement comparable to the Initial Statement of its calculations of its good faith estimate of the Net Working Capital as of the Closing Date (assuming consummation of the transactions contemplated by this Agreement and payment of all Company Transaction Costs (as defined below)), and (B) its good faith estimate as of the Closing Date (assuming consummation of the transactions contemplated by this Agreement) of the amount of fees and expenses, including legal, accounting and financial advisory fees and expenses, incurred by the Company in connection with this Agreement and the transactions contemplated thereby (the “Company Transaction Costs”), in the aggregate and with respect to each Person entitled to payment of a portion of such Company Transaction Costs.

(ii) On the business day prior to the Closing Date, the Company shall deliver to Parent a statement (the "Cash Closing Statement") setting forth (A) the Company's Cash as of the close of business on such date and (B) the Company's good faith estimate of the amount of the Company's Cash as of the Closing Date (assuming consummation of the transactions contemplated by this Agreement and payment of all Company Transaction Costs).

(iii) The Working Capital Closing Statement and the Cash Closing Statement (together, the "Closing Statements") shall be prepared in good faith and be accompanied by a certificate executed by the Chief Financial Officer of the Company stating that such statements were prepared in good faith and, with respect to the Working Capital Closing Statement, that such statement was prepared on the same basis and applying the same accounting principles, policies and practices that were used in preparing the Initial Statement, including the principles, policies and practices set forth in Exhibit B. Parent and its representatives shall be permitted reasonable access to review the Company's books and records and work papers related to the preparation of the Closing Statements. Parent and its representatives may make inquiries of the Company, and its accountants and employees, regarding questions concerning or disagreements with the Closing Statements arising in the course of their review thereof, and the Company shall use its commercially reasonable efforts to cause any such accountants and employees to cooperate with and respond to such inquiries. Parent shall deliver written notice to the Company of any disagreement that Parent may have as to any amount included in or omitted from the Closing Statements, setting forth in reasonable in detail the basis of such disagreement together with the amount(s) in dispute. Parent and the Company shall negotiate in good faith to resolve any such disagreements, and the Closing Statements shall be modified if necessary to reflect the resolution of any such disagreements.

ARTICLE 7

CONDITIONS TO THE MERGER

7.1 Conditions to the Obligations of Each Party to Effect the Merger

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the shareholders of the Company.

(b) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

7.2 Additional Conditions to the Obligations of Parent

The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a) Representations and Warranties. Disregarding any “materiality” or “Material Adverse Effect” qualifications contained in such representations and warranties solely for purposes of this Section 7.2(a), the representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date, except (i) in each case, or in the aggregate, as does not have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole, (ii) for changes contemplated by the Agreement, (iii) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct (subject to the qualifications as set forth in the preceding clause (i)) as of such particular date) or (iv) for the representations and warranties in Section 3.2 and Section 3.3(a), which shall be true and correct in all material respects on and as of the date set forth therein. Parent and Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized executive officer of the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.

(c) No Governmental Restriction. There shall not be any pending or threatened suit, action or proceeding asserted by any governmental authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 7.1(b) to not be satisfied or (ii) seeking to require Parent or the Company or any Subsidiary or affiliate to effect an Action of Divestiture.

(d) Third Party Consents. The Company shall have delivered to Parent all necessary consents, waivers and approvals of parties to any Contract set forth on Exhibit C hereto.

(e) Closing Statements. The Closing Statements shall have been delivered to Parent pursuant to Section 6.13(b) and Parent shall have confirmed in writing that such Closing Statements (as they may be modified pursuant to Section 6.13(b)(iii)) are acceptable to Parent, which confirmation and acceptance shall not be unreasonably withheld or delayed.

(f) Company Shareholder Approval. Less than five percent (5%) of the aggregate number of shares of Company Common Stock shall be held by holders who have exercised dissenters’ rights or provided notice of the intention to exercise dissenters’ rights in accordance with California Law.

(g) Legal Opinion. Parent shall have obtained an opinion from Fenwick & West LLP, dated as of the Effective Time, substantially in the form of Exhibit D hereto.

(h) Secretary’s Certificate. The Company shall have delivered to Parent a certificate signed by the secretary of the Company certifying (i) the full force and effect of the articles of incorporation and bylaws of the Company attached to such certificate as exhibits, (ii) the accuracy and full force and effect of the resolutions adopted by the board of directors of the Company regarding this Agreement and the transactions contemplated thereby and attached as an exhibit to such certificate, (iii) the accuracy of the voting results of the Shareholders’ Meeting attached to such certificate as an exhibit and (iv) the good standing of the Company as evidenced by a certificate of good standing, as of a date not more than five days prior to the Closing Date, issued with respect to the Company by the appropriate governmental official of the State of California and attached to such certificate as an exhibit.

(i) Resignations. Parent shall have received resignations of the directors and officers of the Company effective as of the Effective Time, in a form reasonably satisfactory to Parent.

(j) Payoff Letters. Parent shall have received payoff letters in customary form satisfactory to Parent (specifying effectiveness upon receipt of payment) with respect to all Company Transaction Costs, executed by each of the Persons to whom such amounts are owed and certifying full satisfaction of any amounts due (which amounts shall not exceed the amounts set forth in the Working Capital Closing Statement) as of the Closing Date.

(k) Employment Arrangements. Each person that is a party to an employment agreement or arrangement identified in Section 7.2(k) of the Company Disclosure Letter and executed and delivered concurrently with the execution and delivery of this Agreement (i) shall be employed by the Company and (ii) shall not have revoked, renounced or unilaterally terminated such employment agreement or arrangement.

7.3 Additional Conditions to the Obligations of the Company

The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. Disregarding any “materiality” or “Material Adverse Effect” qualifications contained in such representations and warranties solely for purposes of this Section 7.3(a), the representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (except (i) where the failure of such representations or warranties to be true or correct have not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub's ability to consummate the Merger or to perform their respective obligations under this Agreement, or (ii) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct (subject to the qualifications as set forth in the preceding clause (i)) as of such particular date). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.

(c) No Governmental Restriction. There shall not be pending or threatened in writing any suit, action or proceeding asserted by any governmental authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 7.2(b) to not be satisfied.

(d) Secretary’s Certificate. Parent shall have delivered to the Company a certificate signed by the secretaries of Parent and Merger Sub certifying (i) the full force and effect of the articles of incorporation and bylaws of Parent and Merger Sub attached to such certificate as exhibits, (ii) the accuracy and full force and effect of the resolutions adopted by the board of directors of Parent and Merger Sub regarding this Agreement and the transactions contemplated thereby and attached as an exhibit to such certificate and (iii) the good standing of Parent and Merger Sub as evidenced by a certificates of good standings, as of a date not more than five days prior to the Closing Date, issued with respect to Parent and Merger Sub by the appropriate governmental official and attached to such certificate as an exhibit.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Time, by action taken by the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the shareholders of the Company:

(a) by mutual written consent of Parent or the Company duly authorized by the Boards of Directors of each of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by the date 60 days from July 2, 2007 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either the Company or Parent if the required approval of the shareholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company shareholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company where the failure to obtain such shareholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(e) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the shareholders of the Company) if a Triggering Event with respect to the Company or a breach of Section 6.3 of this Agreement shall have occurred;

(f) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(f) prior to 20 days following the receipt of written notice from the Company to Parent of such breach, provided that Parent continues to exercise all reasonable efforts to cure such breach through such 20 day period (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Parent is cured within such 20 day period);

(g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(g) prior to 20 days following the receipt of written notice from Parent to the Company of such breach, provided that the Company continues to exercise all reasonable efforts to cure such breach through such 20-day period (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by the Company is cured within such 20-day period); and

(h) by Parent, upon the occurrence of a Material Adverse Effect on the Company that (i) could not reasonably be expected to be cured by the Company prior to the End Date or (ii) is continuing as of the earlier of (x) the date on which the conditions set forth in Article VII have been satisfied or waived (other than those that by their terms are to be satisfied or waived at the Closing) and (y) the End Date.

For the purposes of this Agreement, a “Triggering Event,” with respect to the Company, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of the adoption and approval of this Agreement or the approval of the Merger, (ii) it shall have failed to include in the Proxy Statement the unanimous recommendation of its Board of Directors in favor of the adoption and approval of this Agreement and the approval of the Merger, (iii) its Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of the adoption and approval of this Agreement and the approval of the Merger within five business days after Parent requests in writing that such recommendation be reaffirmed, (iv) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer.

8.2 Notice of Termination; Effect of Termination

Any termination of this Agreement under Section 8.1 above or Section 9.12 hereto will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section

8.1 or Section 10.11, this Agreement shall be of no further force or effect, except (i) as set forth in Section 6.4(a) (Confidentiality), this Section 8.2, Section 8.3 and Article X, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any fraud or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal, accounting and financial advisory fees and expenses, shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Company Payment

(i) Payment. In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 8.1(b), (d), or (e), or Section 10.11 the Company shall promptly, but in no event later than two Business Days after the date of such termination, (a) reimburse Parent for all fees and expenses of Parent actually incurred relating to the transactions contemplated by this Agreement (including fees and expenses of Parent's counsel, accountants and financial advisors) up to a maximum of $250,000 and (b) pay Parent a fee equal to $700,000 in immediately available funds; provided, that in the case of termination under Section 8.1(b) or 8.1(d): (x) payment of the fee referred to in clause (b) shall be made only if following the date hereof and prior to the termination of this Agreement, there has been disclosure publicly or to any member of the Board of Directors or any officer of the Company of an Acquisition Proposal with respect to the Company and within 12 months following the termination of this Agreement an Acquisition of the Company is consummated or the Company enters into an agreement providing for, or a letter of intent, memorandum of understanding, term sheet or similar arrangement contemplating, an Acquisition of the Company and (y) payment of the fee referred to in clause (b) shall be made promptly, but in no event later than two Business Days after the consummation of such Acquisition of the Company or the entry into such agreement or letter of intent or similar arrangement by the Company.

(ii) Interest and Costs; Other Remedies. The Company acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 8.3(b), the Company shall pay to Parent the reasonable costs and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iii) Certain Definitions. For the purposes of this Section 8.3(b) only, “Acquisition,” with respect to a party hereto, shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the party pursuant to which the equity interests held in such party and retained following such transaction or issued to or otherwise received in such transaction by the shareholders of the party immediately preceding such transaction constitute less than 90% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by the party of assets representing in excess of 10% of the aggregate fair market value of the party’s business immediately prior to such sale, or (iii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 10% of the voting power of the then outstanding shares of capital stock of the party.

8.4 Amendment

Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of the Company, provided, after approval of the Merger by the shareholders of the Company, no amendment shall be made which by law or in accordance with the rules of Nasdaq requires further approval by the shareholders of the Company without such further shareholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

8.5 Extension; Waiver

At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE 9

DEFINITIONS

9.1 Certain Definitions

(a) For purposes of this Agreement, the following terms have the following meanings:

“Acquisition Proposal,” with respect to the Company, shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (a) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its Subsidiaries, (b) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, (c) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of the Company (including its Subsidiaries, taken as a whole), or (d) any liquidation or dissolution of the Company (provided, however, the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal).

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which Parent is closed for business or banking institutions located in Seattle, Washington, are authorized or obligated by law or executive order to close.

"Cash" shall mean cash, cash equivalents or similar type investments (net of any bank overdrafts), such as certificates of deposit, Treasury bills and other marketable securities on hand and/or in banks, excluding, however, any deposit in transit, any outstanding checks and any other items to be properly reconciled.

"Cash Shortfall" shall mean the dollar amount by which the Company's Cash as of the Closing Date as set forth in the Cash Closing Statement is less than $7,400,000.

"Cash Surplus" shall mean an amount equal to the quotient (rounded to the nearest cent) of (a) the dollar amount by which the Company's Cash as of the Closing Date as set forth in the Cash Closing Statement is greater than $7,400,000 divided by (b) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than the shares of Company Common Stock to be cancelled pursuant to Section 2.3.

“Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, covenant, release, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“Environmental Law” means any Legal Requirement relating to the protection of human health, safety, natural resources or the environment.

“Hazardous Material” means any chemical, material, substance, or waste that is regulated, designated, defined or included in any definition under any Environmental Laws as dangerous, hazardous, radioactive or toxic or as a pollutant or contaminant, including, without limitation, asbestos or asbestos-containing materials, petroleum or petroleum products, polychlorinated biphenyls, toxic mold and urea formaldehyde.

“Knowledge” means, with respect to a party hereto, with respect to any matter in question, that any of the “officers” (as such term is defined in Rule 16a-1(f) promulgated under the Exchange Act) of such party, has actual knowledge of such matter, after reasonable investigation.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, directive, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Material Adverse Effect,” when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or is reasonably likely to (i) be materially adverse to the business, assets (including intangible assets), liabilities, capitalization, financial condition, or results of operations of such entity taken as a whole with its Subsidiaries, (ii) materially impede the authority of such entity, or, in any case, Parent, to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements, (iii) materially delay or prevent the consummation of the transactions contemplated hereby or (iv) materially impair the ability of Parent to operate the business of the Company immediately after the Closing in the same manner as such business has been operated prior to the Closing, other than any Effect (A) primarily resulting from changes affecting the United States or world economy generally which changes do not disproportionately affect such entity taken as a whole with its Subsidiaries, (B) primarily resulting from changes affecting the industry in which such entity and its Subsidiaries operate generally which changes do not disproportionately affect such entity taken as a whole with its Subsidiaries, (C) primarily resulting from a change in such entity’s stock price or the trading volume in such stock; provided that this clause (C) shall not exclude any underlying Effect which may have caused such change in stock price or trading volume, (D) primarily resulting from acts of terrorism or war which changes do not disproportionately affect such entity taken as a whole with its Subsidiaries, (E) primarily resulting from suspension of customer orders resulting from the announcement of this Agreement and the transactions contemplated hereby, (F) primarily resulting from a failure to meet securities analysts’ published revenue or earnings predictions for the Company for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement; provided that this clause (F) shall not exclude the revenues or earnings of the Company themselves or any Effect which may have affected the Company’s revenues or earnings, (G) primarily resulting from changes in GAAP first publicly disclosed after the date hereof, or (H) primarily resulting from any Action of Divestiture that would not reasonably be likely to adversely and materially impact Parent and its subsidiaries taken as a whole, Company and its Subsidiaries taken as a whole, or the benefits Parent expects to derive from the Merger and the transactions contemplated by this Agreement.

“Net Working Capital” shall mean the difference obtained by subtracting the Company’s current liabilities (excluding deferred revenue)from the Company’s accounts receivable, which each shall be calculated in accordance with GAAP and pursuant to the methods, principles, policies and practices set forth in Exhibit B.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping.

“Subsidiary,” when used with respect to any party, shall mean any corporation, association, business entity, partnership, limited liability company or other Person of which such party, either alone or together with one or more Subsidiaries or by one or more Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Superior Offer,” with respect to the Company, shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or all of the outstanding voting securities of the Company as a result of which the shareholders of the Company immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction and any direct or indirect parent or subsidiary thereof, on terms that the Board of Directors of the Company has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial adviser), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, including any proposed break-up fees, expense reimbursement provisions and conditions to consummation to be more favorable, from a financial point of view, to the Company’s shareholders (in their capacities as shareholders) than the terms of the Merger, is reasonably likely to be consummated and for which financing, to the extent required, is then fully committed or reasonably determined by the Board of Directors of the Company likely to be obtained.

"Working Capital/Cash Adjustment" shall mean an amount equal to the quotient (rounded to the nearest cent) of (i) the sum of the Working Capital Shortfall and the Cash Shortfall, divided by (ii) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 2.3.

"Working Capital Shortfall" shall mean the dollar amount by which the Net Working Capital set forth on the Working Capital Closing Statement is less than zero by more than $75,000; provided, however, that if such shortfall is less than $100,000, then the Working Capital Shortfall shall be zero.

(b) Each of the following terms is defined in the section set forth opposite such term:

Term	Section
Acquisition	8.3(b)(iii)
Acquisition Proposal	9.1(a)
Action of Divestiture	6.6(b)
Agreement	Preamble
Articles of Merger	1.2
Bid	3.28
Business Day	9.1(a)
California Law	Recitals
Cash	9.1(a)
Cash Closing Statement	6.13(b)
Cash Shortfall	9.1(a)
Certificate	2.8(b)
Change of Recommendation	6.3(d)
Change of Recommendation Notice	6.3(d)(iii)
Closing	1.2
Closing Date	1.2
Closing Statements	6.13(b)
COBRA	3.16(a)
Code	2.8(c)
Company	Preamble
Company 401(k) Plan	6.9
Company Balance Sheet	3.4(b)
Company Charter Documents	3.1(b)
Company Common Stock	2.1
Company Disclosure Letter	Article 3
Company Environmental Permits	3.13(c)
Company Financials	3.4(b)
Company Government Contract	3.28
Company Government Subcontract	3.28
Company Intellectual Property	3.8(a)
Company Material Contract	3.17(a)
Company Options	3.2(b)
Company Preferred Stock	3.2(a)
Company Products	3.8(a)
Company Registered Intellectual Property	3.8(a)
Company SEC Reports	3.4(a)
Company Source Code	3.8(k)
Company Stock Option Plans	3.2(b)
Company Support Contracts	3.17(b)
Company Transaction Costs	6.13(b)
Confidentiality Agreement	6.4(a)
Contract	9.1(a)
Customer Information	3.8(o)
Dissenting Shares	2.7
Distribution Agreement	3.17(a)

Term	Section
Effect	9.1(a)
Effective Time	1.2
Employee	3.16(a)
Employee Agreement	3.16(a)
Employee Benefit Plan	3.16(a)
End Date	8.1(b)
Environmental Law	9.1(a)
ERISA	3.16(a)
Exchange Act	3.3(c)
Export Approvals	3.24(a)
FCPA	3.25
GAAP	3.4(b)
Governmental Authorizations	3.10
Governmental Entity	3.3(c)
Hazardous Material	9.1(a)
Hazardous Materials Activities	3.13(b)
HIPAA	3.16(a)
Indemnified Parties	6.10(a)
Initial Statement	6.13(a)
Intellectual Property	3.8(a)
Intellectual Property Rights	3.8(a)
IRS	3.16(a)
Knowledge	9.1(a)
Lease Documents	3.7(b)
Leased Real Property	3.7(a)
Legal Requirements	9.1(a)
Liens	3.1(c)
List Price	3.17(d)
Material Adverse Effect	9.1(a)
Merger	1.1
Merger Consideration	2.1
Merger Sub	Preamble
Merger Sub Common Stock	2.5
Nasdaq	3.4(a)
Necessary Consents	3.3(c)
Net Working Capital	9.1(a)
Open Source	3.8(i)
Owned Real Property	3.7(a)
Open Source Software	3.8(a)
Parent	Preamble
Paying Agent	2.8(a)
Person	9.1(a)
Proxy Statement	3.26(a)
Real Property	3.7(a)

Term	Section
Release	9.1(a)
Returns	3.6(a)
RoHS	3.13(a)
Sarbanes-Oxley Act	3.4(a)
SEC	3.3(c)
Securities Act	3.4(a)
Shrink-Wrapped Code	3.8(a)
Significant Customer	3.22
Significant Supplier	3.23
Source Code	3.8(a)
Shareholders’ Meeting	6.2(a)
Subsidiary	9.1(a)
Subsidiary Charter Documents	3.1(b)
Superior Offer	9.1(a)
Surviving Corporation	1.1
Tax	3.6(a)
Taxes	3.6(a)
Termination Fee	8.3(b)(i)
Third Party-IP	3.8(a)
Triggering Event	8.1(h)
Voting Agreements	Recitals
Voting Debt	3.2(c)
WARN	3.16(a)
Working Capital/Cash Adjustment	9.1(a)
Working Capital Closing Statement	6.13(b)
Working Capital Shortfall	9.1(a)

ARTICLE 10

GENERAL PROVISIONS

10.1 Non-Survival of Representations and Warranties

The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article X shall survive the Effective Time.

10.2 Notices

All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally and/or by messenger service, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Parent or Merger Sub, to:

Captaris, Inc.

10885 N.E. 4th Street, Suite 400

Bellevue, WA 98004

Attention: General Counsel

Telephone No.: (425) 455-6000

Telecopy No.: (425) 638-1500

with copies to:

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, Washington 90101

Attention: Andrew B. Moore

Telephone No.: (206) 359-8577

Telecopy No.: (206) 359-9577

(b)	if to the Company, to:

Castelle

855 Jarvis Drive, Suite 100

Morgan Hill, CA 95037

Attention: Scott C. McDonald

Telephone No.: (408) 852-8000

Telecopy No.: (408) 852-8100

with copies to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Attention: William R. Schreiber

Telephone No.: (650) 335-7855

Telecopy No.: (650) 938-5200

10.3 Interpretation

When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole.

10.4 Counterparts

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

10.5 Entire Agreement; Third-Party Beneficiaries

This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter, the Voting Agreements, the other Exhibits hereto and the Confidentiality Agreement (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 6.10.

10.6 Severability

In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.7 Other Remedies

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

10.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, provided that the Merger of Merger Sub with and into the Company shall be effected in accordance with applicable provisions of California Law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in King County, Washington, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Washington for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

10.9 Rules of Construction

The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.10 Assignment

No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent may assign its rights and delegate its obligations hereunder to its affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder. Any purported assignment in violation of this Section 10.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.11 Compliance with California Corporate Law

Notwithstanding the provisions of Section 6.3(e) hereto, in the event (i) of a Change of Recommendation and (ii) a court of competent jurisdiction determines in a final judgment that, under such circumstance, submission by the Board of Directors of the Company of the Merger and this Agreement to the shareholders of the Company at the Shareholders’ Meeting would violate California Law and constitute a breach of the fiduciary duties of the Board of Directors of the Company, then the Board of Directors of the Company shall not be obligated to submit the Merger and this Agreement to the shareholders of the Company pursuant to Section 6.2(a) and, subject to Section 8.3(b), each of the Company and Parent shall have the right to terminate this Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

CAPTARIS, INC.

By:	/s/ DAVID P. ANASTASI
David P. Anastasi
Chief Executive Officer

MERLOT ACQUISITION CORPORATION

By:	/s/ DAVID P. ANASTASI
David P. Anastasi
President

CASTELLE

By:	/s/ SCOTT C. MCDONALD
Scott C. McDonald
President and Chief Executive Officer

****AGREEMENT AND PLAN OF MERGER****